UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

- [X] Form C: Offering Statement
- [ ] Form C-U: Progress Update
- [ ] Form C/A: Amendment to Offering Statement
  - [ ] Check box if Amendment is material and investors must reconfirm within five business days.
- [ ] Form C-AR: Annual Report
- [ ] Form C-AR/A: Amendment to Annual Report
- [ ] Form C-TR: Termination of Reporting

Name of Issuer:

Amphitrite Digital Incorporated

Legal Status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

United States Virgin Islands

Date of Organization:

April 1, 2022

Physical Address of Issuer:

4608 Tutu Park Mall, Suite 202, St. Thomas, United States Virgin Islands, 00802, United States

Website of Issuer:

www.amphitritedigital.com

Is there a co-issuer? [ ] Yes [X] No

Name of intermediary through which the offering will be conducted:

RIALTO MARKETS LLC

CIK number of intermediary:

0001670539

SEC file number of intermediary:

008-69756

CRD number, if applicable, of intermediary:

283477

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the Issuer shall pay a fee of three percent (3%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of securities sold through the offering.

Type of Security Offered:

Class A Common Stock

Target number of securities to be offered:

250,000 Class A Shares

Price (or method for determining price): $1.00

Target offering amount: $250,000

Minimum Investment Amount: $100.00

Oversubscriptions accepted: ☒ Yes   ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☒First-come, first-served basis ☐ Other – provide a description:

Maximum offering amount (if different from target offering amount):

$1,000,000

Maximum number of securities to be offered:

1,000,000 Class A Shares

Deadline to reach the target offering amount:

July 31, 2022

Disbursement from Escrow After Reaching the Target Offering Amount: Bi-Monthly (twice per month) or such frequency as determined between the Issuer and Intermediary.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline**, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.**

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed Investors. Each time the Company may access invested funds held in the Escrow Account, all new Investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed Investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Business Infrastructure:

Number of Executives: 3

Number of Employees: We have 5 year-round employees and 27 seasonal employees. We have 27 seasonal independent contractors (Captains and Crew). In our industry, contractors are very standard.

	Most recent fiscal year-end (2021)	**Prior fiscal year-end (2020)**
Total Assets	$4,089,989	$1,158,844
Cash & Cash Equivalents	$823,684	$205,217
Accounts Receivable	$203,128	$176,668
Short-term Debt	$0	$0
Long-term Debt	$2,695,061	$1,003,405
Revenues/Sales	$3,233,174	$1,191,661
Cost of Goods Sold	$712,134	$35,959
Taxes Paid	$0	$0
Net Income	$600,107	($129,194)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, and Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Amphitrite Digital Incorporated

By

_____
(Signature)

Scott Stawski
Chairman and Chief Revenue Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.



_____
(Signature)

Scott Stawski
Chairman and Chief Revenue Officer

_____6/9/22_____
(Date)

TABLE OF CONTENTS

June 16, 2022

AMPHITRITE DIGITAL INCORPORATED

FORM C
Up to $1,000,000 Shares of Common Stock
$1.00 per Share



Amphitrite Digital Incorporated ("Amphitrite", the "Company," "we," "us," or "our"), is offering a minimum amount of $250,000 (the "Target Offering Amount") and up to a maximum amount of $1,000,000 (the "Maximum Offering Amount") of Common Stock, 1,000,000 Shares at $1.00 per Share, par value $0.01 per share (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by July 31, 2022 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, Rialto Markets LLC (the "Intermediary"). All committed funds will be held in escrow with Wilmington Trust, National Association (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of shares of Common Stock, as further described below. Securities sold in this Offering will be deposited into an escrow account maintained by Wilmington Trust and will reflect each Investors' beneficial interest in the Shares. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommend- ed or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC," or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.

FORM C - OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either State that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). Any information provided with respect to the issuer should also be separately provided with respect to any co-issuer.

If you are seeking to rely on the Commission's temporary rules to initiate an offering between May 4, 2020, and February 28, 2021, intended to be conducted on an expedited basis due to circumstances relating to coronavirus disease 2019 (COVID-19), you will likely need to provide additional or different information than described in questions 2, 12, and 29. If you are seeking to rely on the Commission's temporary Rule 201(bb) for an offering initiated between March 1, 2021, and August 28, 2022, you will likely need to provide additional or different information than described in questions 2 and 29. When preparing responses to such questions, please carefully review temporary Rules 100(b)(7), 201(aa), 201(bb), and 304(e) and tailor your responses to those requirements as applicable.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to Investors based on that information.

THE COMPANY

1.   Name of issuer: Amphitrite Digital Incorporated

ELIGIBILITY

2.   **Amphitrite Digital Incorporated** certifies that all of the following statements are true:

•   Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

•   Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

•   Not an investment company registered or required to be registered under the Investment Company Act of 1940.

•   Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

•   Has filed with the Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

•   Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

•   The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [X] No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: amphitriteinvest.com

The issuer must continue to comply with the ongoing reporting requirements until:
(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3)   The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4)   the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

DIRECTORS/OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Scott Stawski	Chairman and Chief Revenue Officer	Objective to establish the digital operating foundation of the company and grow the business organically	April 1, 2022 - Five-Year Appointment; January 2016-current (Predecessor)
Hope Stawski	President, Founder, and Executive Management	Development of hospitality and tour group company	April 1, 2022 - Five-Year Appointment; March 2012-current (Predecessor)
Patrick Mullett	EVP of Operations and Executive Management	Responsible for the day to day operations of the company	April 1, 2022 - Five-Year Appointment; January 2016-current (Predecessor)
Rob Chapple	Director	Professional Services	April 1, 2022 - Two-Year Appointment
Mike Klaus	Director	Executive Management	April 1, 2022 - Two-Year Appointment
Bryan Mason	Director	Tour Activity Operator	April 1, 2022 - Two-Year Appointment

BIOGRAPHICAL INFORMATION



SCOTT STAWSKI
Chairman and Chief Revenue Officer
Amphitrite Digital Incorporated

As a seasoned executive with more than 25 years experience in executive roles at technology firms, Scott is a recognized thought leader globally in the use of digital technology for business growth and expansion.

After a successful career in the technology services industry, Scott planned his exit from the corporate world to concentrate on growing his family's business; now Amphitrite Digital. The company uses advanced digital technology platforms to market, manage and operate tours, excursions and events in the U.S. and the Caribbean.

Prior to Amphitrite, Scott was a leading thought leader within the technology industry most recently as the Chief Revenue Officer for DXC Technology; formerly Hewlett Packard Enterprise Services. With more than $21B in annual revenue, DXC is the world's leading independent, end-to-end IT services company, helping clients harness the power of innovation to deliver beneficial outcomes for their business.

In the Summer of 2019, Scott's second book, *The Power of Mandate: How Visionary Leaders Keep Their Organization Focused on What Matters Most,* was published by McGraw Hill. Scott's first book was published by Pearson in 2015, *Inflection Point - How the Convergence of Cloud, Data, and Mobility Will Shape the Future of Business*. He is a contributing writer for TheStreet.com and SeekingAlpha.com and is a speaker and facilitator at many industry shows and conferences.

Scott continues to be active in his community. He was formerly Secretary, Board Member for the Celina Economic Development Corporation where he led the Gigabit City initiative in North Texas receiving commendation from Texas Governor Greg Abbott. He is also a Board Member for Southern Methodist University's Creative Coding & Visualization program. He is active with ChildFund International and Shakespeare Dallas. Scott has a Bachelor of Arts in Humanities and a Master of Liberal Arts in History, Extension Studies, from Harvard University in Cambridge.

Scott also has a U.S. Coast Guard Merchant Mariner Masters (Captains) license.



HOPE STAWSKI

Hope Stawski is a customer service and marketing executive with significant management experience in both the hospitality and technology industry. Hope oversees the day to day operations of Amphitrite and has been critical to the establishment of our award-winning guest experience programs. Hope also leads the management team in the recruitment of world-class talent for each of our tour activity operator companies.

Hope was born and bred in Fort Worth, Texas with a passion for understanding the world through diverse cultural mores, delicious foods and succulent wines. Her talents have taken her across the globe, travelling both professionally to share her skills and acumen with others and personally to hone her culinary talents and to create a life tapestry from ethnic mosaics. Always with a welcoming smile and friendly fist bump, she's most at home on the bow of a boat singing the Songs of the Sirens or conversing with the dolphins.



PATRICK MULLETT

Executive Vice President of Operations, Seas the Day Charters USVI

Pat is a proven results-oriented operator with 50 plus years in the hospitality business, holding positions ranging from bartender to Vice President of Operations in fast food, full service restaurants and retail shops.

Prior to Seas the Day Charters Pat spent six years with Jimmy Buffett's Margaritaville Caribbean Group based in Montego Bay Jamaica as Vice President of Operations overseeing daily operations ensuring food and beverage quality, service standards and profitability with locations in Jamaica, Grand Turk, Grand Cayman, and St Thomas USVI. Margaritaville Caribbean

Group consisted of the following concepts, Jimmy Buffet's Margaritaville, Air Margaritaville, Auntie Anne's, Dairy Queen, Domino's Pizza, Moe's Southwest Grill, Jamaican Bob Sled Cafe, Marguerites, Cinnabon, Island Café, Quizno's, Groovy Grouper Café and Viva-Gourmet Markets. Before MCG, Pat worked with some of the leading restaurant companies as Multi unit management including Long Horn Steak House, Applebee's Neighborhood Bar & Grill, Bennigan's and La tagliatelle Italian restaurant chain based in Madrid Spain.

Pat and his wife have owned several of their own boats and have navigated the waters of the Gulf of Mexico, the East coast of Florida, along with the Caribbean.

Majored in Hospitality at Broward College Ft. Lauderdale FL



ROB CHAPPLE
Executive leader with broad and global experience leading sales, marketing, delivery operations and P&L ownership. Strong track record delivering results by leading and motivating top-performing technical and business teams to deliver solutions that create outcomes for clients. I believe focus for enterprise solutions comes at the intersection of Problem, Persona, Packaging and Pricing....and deploying resources to execute! This is where my skills lie.

Esellas Co-Founder, Chief Customer Officer, Jun 2019 – Present
Designing and creating a new model where enablement meets execution. A system that allows salespeople to be HEROS for their customers by becoming problems solvers. Using innovative technologies, sound principles and great people at the center of it all, we are building a better way to align the buying and selling between companies and organizations. Removing fear and friction by enabling trust.

This all starts and ends with our System of Sales and Ella Platform that makes enablement meet execution, one deal, one rep and one team at a time. #askellaDesigning and creating a new model where enablement meets execution. A system that allows sales people to be HEROS for their customers by becoming problems solvers. www.esellas.com Using innovative technologies, sound principles and great people at the center of it all, we are building a better way to align the buying and selling between companies and organizations. Removing fear and friction by enabling trust. This all starts and ends with our System of Sales and Ella Platform that makes enablement meet execution, one deal, one rep and one team at a time. #

Helm, Strategic Advisor, Jan 2020 – Present
Advising CEO, CRO and leadership team around Go-To-Market strategy for relaunch of disruptive SaaS solution in the issue and advocacy arena. Advising CEO, CRO and leadership team around Go-To-Market strategy for relaunch of disruptive SaaS solution in the issue and advocacy arena.

Civis Analytics, Chief Revenue Officer, Sep 2017 - Jun 2019
I led Civis' revenue generation, customer success and applied data science consulting teams, as the Chief Revenue Officer. Created revenue growth of 46% and software growth over 100% YoY. Recruited world-class talent at the VP level for Sales, Marketing and Applied Data Science client delivery teams.

As a growth stage company - I was hired as the first CRO to transition consulting led company into product and recurring revenue led, hyper scale solution provider. Together with new CTO, responsible for creating new product strategies, initial market and client selling motion and finding product and go-to-market fit...while achieving sales and revenue goals. I led Civis' revenue generation, customer success and applied data science consulting teams, as the Chief Revenue Officer. Created revenue growth of 46% and software growth over 100% YoY. Recruited world-class talent at the VP level for Sales, Marketing and Applied Data Science client delivery teams. As a growth stage company - I was hired as the first CRO to transition consulting led company into product and recurring revenue led, hyper scale solution provider. Together with new CTO, responsible for creating new product strategies, initial market and client selling motion and finding product and go-to-market fit...while achieving sales and revenue goals.

Hewlett Packard Enterprise, Various Exec Mgmt Roles over Nine Years.
Responsible for sales, portfolio transformation and delivery engagements with CPG clients (including P&G, Mondelez, KraftHeinz and others). Led relationship transformation, co-innovation, ongoing productivity improvements and increased operations stability across the entire enterprise. Responsible for a significant R&D budget to develop and launch new market offerings focused in the open-sourced data and graph domains, as well as cloud-ERP platforms.

First industry to deploy scaled RPA/AI technology and business processes for order management and supply chain prescriptive decision tools.Responsible for sales, portfolio transformation and delivery engagements with CPG clients (including P&G, Mondelez, KraftHeinz and others). Led relationship transformation, co-innovation, ongoing productivity improvements and increased operations stability across the entire enterprise. Responsible for a significant R&D budget to develop and launch new market offerings focused in the open-sourced data and graph domains, as well as cloud-ERP platforms. First industry to deploy scaled RPA/AI technology and business processes for order management and supply chain prescriptive decision tools.

Focused Go-To-Market offering development within a partner-enabled ecosystem (including SAP, Oracle, IBM, Autonomy, Microsoft and others) that was focused on the manufacturing, engineering, supply chain, repair and overhaul and corporate applications and systems. Leveraging HP's investments in Hybrid Computing Platforms, Applications Development , Enterprise Security and Information Optimisation - across the entire life cycle and services arrangements with our Manufacturing Sector customers in the discreet and process manufacturing areas and engineering services.

Won over USD $1.25B worth of new and renewal work in nearly 4 years. Responsible for managing account management, delivery, sales and solution teams accountable for the overall business performance and customer experience. Focused Go-To-Market offering development within a partner-enabled ecosystem (including SAP, Oracle, IBM, Autonomy, Microsoft and others) that was focused on the manufacturing, engineering, supply chain, repair and overhaul and corporate applications and systems. Leveraging HP's investments in Hybrid Computing Platforms, Applications Development , Enterprise Security and Information Optimisation - across the entire life cycle and services arrangements with our Manufacturing Sector customers in the discreet and process manufacturing areas and engineering services. Won over USD $1.25B worth of new and renewal work in nearly 4 years.



MIKE KLAUS

I focus on helping other business leaders achieve their dreams and goals. With over 35 years' experience in senior executive roles in Technology, Professional Services, and Consulting I've driven exceptional business results in both challenging and high growth environments. I led several company integrations and large-scale turnarounds by focusing on a practical and results oriented approach to business change and technology adoption.

By fostering a performance-based environment and holding everyone accountable for results the CEOs I partner with recognize my ability to skillfully handle complex situations and deftly break down problems into digestible solutions that drive growth.

At CEO Coaching International, I work with the world's top entrepreneurs, CEOs, and companies utilizing my experiences to help them dramatically grow their business, develop their people, and elevate their overall performance.

I have a deep passion for creating a performance-based environment and enabling leaders to build teams that are accountable for results. Specifically, I enjoy creating valuable long-term relationships with clients and partners and have been recognized by clients for the ability to skillfully handle complex situations and deftly break down challenges and opportunities into digestible parts and solutions that drive growth and margin enhancement.

Partner, CEO Coaching International. Sep 2020 – Present
CEO Coaching International is the leading coaching firm for growth-focused CEOs and entrepreneurs. We work with the world's top entrepreneurs, CEOs, and companies to dramatically grow their business, develop their people, and elevate their own performance.

Chief Executive Officer, Performance Pathfinders LLC. Apr 2019 – Present
Working with senior leadership teams to create and implement executable plans to achieve business results through the adoption of emerging technologies and business process. Ensuring that strategic objectives are aligned to prioritized performance initiatives. We engage to drive results leveraging leadership principles through to technology adoption. Working with senior leadership teams to create and implement executable plans to achieve business results through the adoption of emerging technologies and business process. Ensuring that strategic objectives are aligned to prioritized performance initiatives. We engage to drive results leveraging leadership principles through to technology adoption

SoftServe, Member Of The Board Of Advisors. May 2019 - Present
DXC.technology, Hewlett Packard Enterprise Services and EDS through various mergers and acquisitions. Held various Executive Management and Officer positions. 2004 – 2018.

Constructed entire product development, engineering, sales and advisory teams to support revenue, growth and cost objectives.Leading the turnaround and growth of DXC $4B Applications Business with the merger of HPES and CSC. - Led sales IMO team creating the new model for sales and driving over $100m in synergy savings - Developed Application strategy and rationalized all solutions and offerings across both entities - Created new sales and advisory teams globally, implementing new model across all regions - Managing full P&L from strategy and offering creation through to global delivery centers - Constructed entire product development, engineering, sales and advisory teams to support revenue, growth and cost objectives.

Grew HP/HPE's industry focused technology and outsourcing business from $1.1B to $1.7B while increasing EGM from 14% to 32% over 6 years. Managed a diverse portfolio of client accounts across the Consumer, Retail and Transportation industries through multiple acquisitions and divestitures - Led the $1.7B portfolio of clients meeting or exceeding targets for 16 consecutive quarters - Improved margins and portfolio mix by leading growth into applications and BPS business - Drove 15pt. improvement in traditional ITO business through contract restructure - Managed the renewal of over $7.5B in contracts while improving operating performance.



BRYAN MASON, Esq.

Mr. Mason is the employee representative on Amphitrite's Board of Directors. He is a former Chicago attorney who has moved to the Caribbean and became a charter boat captain. Based out of St. Thomas, Virgin Islands, he currently runs tour boat charters for Seas the Day Charters. His unique experience in both the legal and boat charter industry is of tremendous value to Amphitrite.

Bryan is a U.S. Coast Guard Licensed Captain, Master 50 GMT. He captains M/V Aquarius, a 30' Wellcraft monohull. His day charter activities include snorkeling, sightseeing, cruising, floating, beach bar hopping, touring the St. John National Park shoreline, and visiting several floating restaurants and remote islands in the USVI.

Bryan was formerly a Litigation and Estate Planning Attorney, Chicago IL. He held positions with several leading law firms in Chicago over 10 years including Sidley Austin LLP, Hoogendoorn & Talbot LLP, and Levin Schreder & Carey PC. Experience in product liability litigation, estate planning, tax planning, trust and probate administration, guardianship, premarital representation.

Education
DePaul University College of Law, Master of Laws (LL.M.), Taxation
Indiana University School of Law--Bloomington, Juris Doctor (J.D.)
University of Notre Dame, Bachelor of Arts (B.A.), Theology and Philosophy

BUSINESS AND ANTICIPATED BUSINESS PLAN

THE COMPANY

Amphitrite Digital Incorporated was formed on March 25, 2022 and certified on April 1, 2022 as a United States Virgin Islands (USVI) C-corporation. Amphitrite was formed as the legal entity to implement the long-term business plan of the predecessor company, Ham and Cheese Events LLC. A new corporate legal structure was needed to support the long-term strategic plan of the company including a larger shareholder base, anticipated equity placements and the use of equity for strategic acquisitions.

Amphitrite Digital Incorporated has two wholly owned operating units: Windy of Chicago Limited and STDC Holdings Incorporated.

Windy of Chicago Limited is an Illinois C-corporation formed on March 30, 1995. 100% of the stock of Windy of Chicago LTD was purchased by Ham and Cheese Events LLC on January 12, 2022 in the amount of $100,000. On April 1, 2022 Amphitrite Digital Incorporated purchased 100% of the stock of Windy of Chicago Ltd from Ham and Cheese Events LLC for $100,000. Windy of Chicago LTD is now a 100% owned operating unit of Amphitrite Digital.

Ham and Cheese Events LLC (HAM) dba Seas the Day Charters USVI is the predecessor company of STDC Holdings Inc. HAM was formed on March 9, 2012 as a Texas LLC with two members and founders, Hope and Scott Stawski. STDC Holdings Incorporated is a USVI C-corporation formed on April 19, 2022. On April 19, 2022 STDC Holdings Incorporated purchased the on-going operations and assets of HAM dba Seas the Day Charters USVI from HAM for $2.5 million with the assumption of $1,948,901.94 of debt. 100% of the stock of STDC Holdings Incorporated is owned by Amphitrite Digital Incorporated.

The proforma financials prepared for Amphitrite Digital Incorporated for 2020 and 2021 include all operations, assets and debts now owned 100% by Amphitrite Digital Incorporated (see Exhibit A: Financials).

BUSINESS PLAN

The Company uses advanced digital technology platforms to market, manage and operate in-destination tours, activities and events in the U.S. and the Caribbean. With several operating entities including Seas the Day Charters USVI, Tall Ship Windy in Chicago and Magens Hideaway, Amphitrite serves more than 50,000 tour and event guests annually and is already one of the largest maritime tour activity operators in Chicago and the U.S. Virgin Islands. With a foundation rooted in digital technology and innovation, Amphitrite has consistently achieved double- or triple-digit growth and is expected to reach $25m in annual revenue by 2024 and $100m by 2027.

Amphitrite does not try to be the lowest cost operator, but the highest value operator. Our digitally founded marketing and overall operations allow us to be in the top decile in price while still maintaining a high utilization rate. In 2021 on a proforma basis revenue was $3.2m. We project $5m in revenue for 2022 and after completion of Q1, 2022 Amphitrite is significantly ahead of that projection. In 2021, we serviced 47,727 guests at an average ticket of $905.54 for Seas the Day Charters USVI and $73.52 for Tall Ship Windy. Amphitrite's revenue channels consist of direct, online sales and sales through online travel agencies (OTAs).

Direct, Online Sales: Our direct, online sales occur through our three primary websites, www. tallshipwindy.com, www.seasthedayusvi.com and www.magenshideaway.com. In 2021, 61% of our revenue came through direct, online sales. The high percent of online direct sales continues to grow and is inverse to our competitors and industry.

OTA: 39% of our revenue came through OTAs. A substantial portion of our OTA revenue is through our partnership with Viator/Tripadvisor which accounts for 32% of total revenue. The industry and our competitors are highly reliant on OTA revenue which comes with a higher cost of sales; 22%. Each year of operation, we have successfully decreased the percentage of revenue through OTAs and increased our online, direct revenue at a lower cost of sales while still achieving overall sales growth.

We sell our activities through direct, online sales and through our OTA partners, primarily Tripadvisor, Expedia, and GetMyBoat. Amphitrites marketing to these channels is powered by digitally enabled online advertising campaigns primarily through Google and Facebook. Amphitrite utilizes advanced analytics, campaign design and real-time AI to achieve industry leading results. In 2021, 61% of our revenue came through direct, online sales with a cost of advertising of 7.2% and a Return on Advertising Spend (ROAS) of 1383%. This low cost of advertising and industry leading ROAS is inverse to our industry and is directly attributable to our digitally enabled advertising and marketing platform use. In late 2021, Amphitrite initiated an Affiliate program digitally enabled by Salesforce.com. This program allows in-destination partners such as hotel concierge desks, property managers etc. to sell our tours and activities directly through an online affiliate portal eliminating the manual processes normally relied upon. The program while in its infancy is showing great potential.

From 2016 to 2021, Amphitrite was in the start-up and early-stage of its business plan with the objective to establish its digitally enabled operating platforms and achieve a run-rate of $5m in revenue and remain cash-flow positive. Those objectives have been achieved and with Amphitrite's digital platforms now established and tested, the company is embarking on its next five year plan to achieve a run-rate of $25m in revenue by 2024 and $100m by 2027. These objectives will be accomplished through 50% organic growth and 50% through strategic acquisitions.

RISK FACTORS

An investment in our Shares involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Shares offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Shares and the market price of our Shares, which could cause you to lose all or some of your investment in our Shares. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business and Industry

Company's operations are subject to all of the risks inherent in the establishment of a new

business enterprise.

You should consider an investment in our Shares in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. The failure to maintain positive cash flow and/or successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of our Securities. The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase the Company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the Company's business, results of operations, or financial condition. The extent to which COVID-19 affects the Company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the Company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

Risks Related to the Offering

There can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class.
Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering

based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to the Securities

There is currently no trading market for our securities. An active market in which Investors can resell their Shares may not develop.

There is currently no public trading market for any Shares, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Shares at any price. Accordingly, you may have no liquidity for your Shares. Even if a public or private market does develop, the market price of the Shares could decline below the amount you paid for your Shares.

There may be state law restrictions on an Investor's ability to sell the Shares.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Shares. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Shares. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to Investors in such offering. If such Investors exercised their rescission rights, the Company would have to pay to such Investors an amount of funds equal to the purchase price paid by such Investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such Investors a rescission right, have sufficient funds to pay the prior Investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.

Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. The Company is taking necessary steps to register these securities required by the Securities Act for a public stock exchange listing; however, there is no guarantee as to the timing or the completion of this registration.. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors purchasing the Securities will have limited rights.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, two individuals beneficially own 90.14% of outstanding voting Shares of the Company. These current security holders may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These security holders may have Shares that are different from yours. For example, these holders may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential Investors are willing to pay for the Company. In addition, these security holders could use his or her voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other Investors, and as a consequence holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other Investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing Investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

The market price for the Securities may decline below the price at which the Securities are offered.

The Offering of Securities is using the enterprise value (EV) multiplier method of valuation for the securities being offered and expects to continue to use this valuation method for future offerings. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities. The market price for the Securities, if any, may decline below the price at which the Securities are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING AND THE SECURITIES

THE OFFERING

The Company is currently seeking to raise first-round funding of between $250,000 and $1,000,000 through the Offering, 1,000,000 Shares at $1.00 per Share. This funding will allow for:

- **Strategic Acquisitions** - An objective of the company's business plan is to increase revenue to a run-rate of $25m by the end of 2024. This will be achieved through 50% organic growth and 50% acquisition. The company has identified several potential acquisitions which they are currently reviewing. A percentage of the equity raised will be placed in cash reserves for acquisitions.
- **Marketing and Advertising** - Amphitrite Digital maintains industry leading Return on Advertising Spend ("ROAS"). Our current advertising is primarily online via Facebook, Instagram, Twitter and Google Adwords. Amphitrite Digital plans to expand to the Microsoft Advertising Network and these funds will be utilized for campaign design and testing prior to rollout.
- **New Position** - The company plans on recruiting and hiring a Chief Financial Officer by the end of 2022.
- **Intermediary Fees** - These fees will be paid to advisors associated with our equity placement.
- **Operating Reserves** - While Amphitrite Digital is currently and anticipates remaining cash flow positive, prudent financial planning dictates us placing funds into various short-term investments for operating reserves.

OWNERSHIP AND CAPITAL STRUCTURE
Principal Holders of Outstanding Securities

Name of Holder	Class of Shares	Number of Shares Held Prior to Offering	Percentage (%) of Shares Held Prior to Offering	Percentage (%) of Power Prior to Offering
Scott Stawski	Class A	3,200,000	45.07%	45.07%
Hope Stawski	Class A	3,200,000	45.07%	45.07%

Classes of Securities of the Company

Class A Common Stock - The Company has 15,000,000 authorized shares of Class A Shares having a par value of $0.01 per share and 0 authorized Preferred Shares. As of the date of this Offering, 7,100,000 Class A Shares were issued and outstanding in the Company.

The Company is offering 1,000,000 Shares at $1.00 per Share, par value $0.01 per share (the "Securities") on a best efforts basis. Assuming Maximum Proceeds are raised, there will be 1,000,000 Shares issued in the Company with the Shares sold through this Offering equaling 14.08% ownership of issued Shares in the Company post closing. The Shares sold are Class A Common Stock that have standard voting rights within the Company. The Principal Shareholders shall maintain voting control of the Company and will be able to control the Company post offering.

Amphitrite Digital will not have an ESOP. However, coinciding with the Articles of Incorporation for Amphitrite Digital Incorporated becoming active, we will initiate an Incentive Employee Stock Grant Program. Individuals were given stock grants that vest in one year from the date of issuance which was April 1, 2022. As of the date of this Offering, 820,000 non-vested grants were awarded.

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Sales of additional interests from the Company's authorized interest pool would dilute existing owners of common interests.

Other Material Terms
The Company does not have the right or obligation to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. The Company currently has no transactions with related persons.

Conflicts of Interest
The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

Valuation

Amphitrite Digital is using the enterprise value (EV) multiplier method of valuation for the securities being offered and expects to continue to use this valuation method for future offerings. The EV/Revenue Multiple is a ratio that compares the total valuation of a firm's operations (enterprise value) to the amount of sales generated in a specified period (revenue). As a baseline, the company used the enterprise value multiples published by the NYU Stern School of Business. Amphitrite used the EV multiple of 2.73 for the industry "Recreation" as published on the NYU Stern Business School website in January of 2022. This valuation method yielded a 2021 valuation of $1.23/share and current and forward-looking valuations based on revenue projections of $1.68/share for 2022 and $3.37/share for 2023.

	Revenue (000's)	EV Multiple	Company Value (000's)	Outstanding Shares	Per Share Value
2021 Revenue Actual	3,191	2.73	8,711.43	7,100,000	$1.23
2022 Projected Revenue	4,996	2.73	13,639.08	8,100,000	$1.68
2023 Projected Revenue	10,000	2.73	27,300	8,100,000	$3.37

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the Issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

INDEBTEDNESS

As of May 20, 2022, the information below provides material terms of indebtedness of the Issuer:

Amphitrite Debt lit

As of: 5/20/22

Number	Description	Lien	Lienholder	Interest Rate	1st Payment	Monthly Payment	Term Months	Balance as of April 2022	Asset Backed
	Loan for TwinVee - InTouch	236520.2	InTouch Credit	8.04	7/22/19	2928.31	120	196033	Poseidon
	SBA - Banco Popular	225000	Banco Popular/SB.	5.25	12/1/20	2678.57	84	182142	Sirena
	Loan - Mazu - Catamaran Co	155000	Catamaran Co	5.99	4/12/21	2995.86	60	125230	Mazu
	Loan-Neptune-Catamaran	156000	Catamaran Co	5.99	Oct-21	3015.69	60	144729	Neptune
	Loan-Hydra-Catamaran Co	229558	Catamaron Co	5.99	Oct-21	4437.66	60	209598	Hydra
	Loan - Merchants Commercial	272000	Merchants Comm	6	May-21	3973.53	84	272000	Leviathan
	Loan - Windy of Chicago	1200000	Tall Ship Adventur	6	5/15/22	10126.28	180	1200000	Windy
	EIDL Windy of Chicago	500000	SBA	3.75	1/1/23	2315.58	360	500000	
	EIDL STDC Holdings Inc.	1272700	SBA	3.75	1/1/23	5890.83	360	1272000	
	PPP STDC Holdings Inc.	93074	SBA	3.75	1/1/22	1934	48	65329	
	Total	4339852						2329732	

PREVIOUS OFFERINGS OF SECURITIES

There were no prior rounds; the predecessor was self-capitalized by the founders.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	3%	$7,500	3%	$30,000
Strategic Acquisition	60%	$150,000	60%	$600,000
Marketing & Advertising	15%	$37,500	15%	$150,000
New Position	11%	$27,500	11%	$110,000
Operating Reserves	11%	$27,500	11%	$110,000

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Total	100%	$250,000	100%	$1,000,000

Rialto Markets, LLC shall take a one percent (1%) equity stake in the Company and three percent (3%) commission of the funds raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver securities to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

Does the issuer have an operating history? ☐ Yes X No

Amphitrite does not have operating history, but it recently acquired 100% of the stock of a formerly operating company, Windy of Chicago Ltd. In addition, it acquired the assets of a formerly operating company doing business as Seas the Day Charters USVI through its operating entity STDC Holdings Inc.

Amphitrite Digital Incorporated was formed on March 25, 2022 and certified on April 1, 2022 as a United States Virgin Islands (USVI) C-corporation. The company was formed in order to better implement the long-term business strategy for predecessor company's doing business as Seas the Day Charters and Tours in the United States Virgin Islands and Windy of Chicago. Seas the Day Charters has been in operation since 2018. Windy of Chicago has been in operation since 1996. Amphitrite Digital was formed with the objective to use advanced digital technology platforms to market, manage and operate in-destination tours, activities and events in the U.S. and the Caribbean. Since establishing its digital operating platforms, Amphitrite's operating units have met their objectives to increase advertising and operational efficiencies while simultaneously growing revenue both organically and through acquisitions. On a proforma basis, Amphitrite's revenue for 2021 was $3.2m and the company projects $5m in revenue for 2022. On a proforma basis, Amphitrite's net operating income was $0.55m in 2021 and is projected at $1.0m in 2022. With Amphitrite's digital platforms now established and tested, the company is embarking on its next five year plan to achieve a run-rate of $25m in revenue by 2024 and $100m by 2027. These objectives will be accomplished through 50% organic growth and 50% through strategic acquisitions. On a proforma basis, Amphitrite has been cash flow positive each year since 2019. As of January 2022, the company had cash on hand of $0.9m. The company believes its future cash flow, liquidity and capital resources are adequate to achieve its business plan.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify Investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

OTHER MATERIAL INFORMATION

In addition to the information expressly required to be included in this Form, include:
(1)   any other material information presented to Investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A: FINANCIALS



NABEEL AHMED NINI,CPA

To the Board of Directors and Managers of Amphitrite Digital Incorporated

We have reviewed the accompanying proforma financial statements of Amphitrite Digital Incorporated (the Company) for fiscal years 2020 and 2021, and the related statements of the subsidiary companies Seas the Day Charters and Windy of Chicago Limited. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to error or fraud.

Independent Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Independent Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Signed: *Nabeel*

Dated: 06/01/2022

Nabeel Ahmed Nini, CPA

California Board of Accountancy,
Email Address: nabeel.nini@outlook.com
PH:1 (209) 888-8553

Amphitrite Digital
Profit and Loss - Proforma
January - December 2021

	Total
Income	
Discounts/Refunds Given	-2,811.25
Rewards Income	1,987.22
Sales	179,364.67
Fareharbor	1,815,987.59
PayPal Sales	31,044.69
Sales - Direct	69,617.50
Sales - Get My Boat	97,800.00
Sales - GetYourGuide	10,496.50
Sales - Viator	762,644.71
Sales of Food & Merch	248,026.97
Sales-Expedia	19,016.26
Total Sales	**$ 3,233,998.89**
Total Income	**$ 3,233,174.86**
Cost of Goods Sold	
Cost of Goods Sold	37,203.05
Cost of Services Sold	314.07
Charter Provisions	2,822.16
Cost of labor - COS	632,264.70
Meals Provided to Charters	39,263.36
Total Cost of Services Sold	**$ 674,664.29**
Shipping	266.86
Total Cost of Goods Sold	**$ 712,134.20**
Gross Profit	**$ 2,521,040.66**
Expenses	13,052.29
Advertising & Marketing	143,291.53
Bank Charges & Fees	32,982.77
BOAT FUEL	2,028.00
Car & Truck	8,791.35
Cleaning	2,150.00
Contractors	256,689.65
Depreciation Expense	218,312.00
Dues & subscriptions	425.50
Insurance	33,096.72
Boat insurance	28,979.42
Total Insurance	**$ 28,979.42**
Interest Paid	110,427.74
Job Supplies	127,079.34
Legal & Professional Services	72,549.80
Licenses, Registration, Inspections	10,607.57
Meals & Entertainment	14,060.31

Office Supplies & Software		64,581.87
Other Business Expenses		304,912.59
PayPal Fees		3,066.80
Rent & Lease		543,447.61
Repairs & Maintenance		271,494.78
Taxes & Licenses		210.40
Travel		18,535.53
Utilities		15,048.17
Total Expenses	**$**	**2,249,672.73**
Net Operating Income	**$**	**600,107.67**
Other Expense	**-$**	**6,593.56**
Other Income	**$**	**141,100.00**
Total Other	**$**	**134,506.44**
Net Income	**$**	**405,874.37**

Amphitrite Digital
Profit and Loss - Proforma
January - December 2020

		Total
Income		41,267.75
Discounts/Refunds Given		-43,748.08
Rewards Income		944.01
Sales		326,791.60
Fareharbor		398,252.15
PayPal Sales		29,189.89
Sales - Direct		107,625.65
Sales - Get My Boat		14,087.00
Sales - GetYourGuide		10,682.00
Sales - Viator		282,815.94
Sales of Food & Merch		58,429.00
Sales-Expedia		6,592.50
Total Sales	$	**1,234,465.73**
Total Income	$	**1,191,661.66**
Cost of Goods Sold		
Cost of Goods Sold		11,974.41
Cost of Services Sold		
Charter Provisions		
Cost of labor - COS		328,826.42
Meals Provided to Charters		9,156.81
Total Cost of Services Sold	$	**337,983.23**
Shipping		1,002.24
Total Cost of Goods Sold	$	**350,959.88**
Gross Profit	$	**840,701.78**
Expenses		196,472.12
Advertising & Marketing		84,761.88
Bank Charges & Fees		35,453.71
BOAT FUEL		
Car & Truck		973.28
Cleaning		
Contractors		123,160.36
Depreciation Expense		293,679.00
Dues & subscriptions		400.00
Insurance		37,163.63
Boat insurance		41,846.60
Total Insurance	$	**79,010.23**
Interest Paid		99,367.63
Job Supplies		103,375.72
Legal & Professional Services		42,763.67
Licenses, Registration, Inspections		6,278.24
Meals & Entertainment		6,948.03

Office Supplies & Software		36,132.61
Other Business Expenses		38,852.63
PayPal Fees		4,264.01
Rent & Lease		333,753.87
Repairs & Maintenance		48,645.45
Taxes & Licenses		2,282.44
Travel		8,844.39
Utilities		13,985.48
Total Expenses	**$**	**1,362,932.63**
Net Operating Income	**-$**	**129,184.22**
Other Expense		
Other Income	**$**	**138.88**
Total Other	**$**	**138.88**
Net Income	**-$**	**522,091.97**

Amphitrite Digital
Balance Sheet - Proforma
As of 1/31/2022

ASSETS	2020		As of 1/31/2022	
Current Assets				
Cash		$205,217		$823,684
Short-term investments		0		0
Accounts receivable	176,668		203,128	
Less: Reserve for bad debts	0	176,668	0	203,128
Inventories		36,187		56,128
Prepaid expenses		0		0
Other: Windy of Chicago Escrow		0	185,000	185,000
Total Current Assets		**$418,072**		**$1,267,940**
Fixed Assets				
Vehicles	1,094,047		2,239,989	
Less: Accumulated depreciation	-218,809	$875,238	-467,222	$1,772,767
Furniture and fixtures	5,000		5,000	
Less: Accumulated depreciation	-1,011	3,989	-1,511	3,489
Equipments	0		0	
Less: Accumulated depreciation	0	0	0	0
Leasehold improvements	15,000		15,000	
Less: Accumulated depreciation	-3,018	11,982	-4,518	10,482
Buildings				
Less: Accumulated depreciation		0		0
Land		0		0
Long-term investments		0		0
Total Fixed Assets		**$891,209**		**$1,786,738**
Other Assets				
Goodwill - Windy of Chicago Ltd		$0		$100,000
Other		$0		
Total Other Assets		**$0**		**$100,000**
TOTAL ASSETS		**$1,309,281**		**$3,154,678**

LIABILITIES AND EQUITY	LAST YEAR		CURRENT YEAR	
Current Liabilities				
Accounts payable		$12,488		$3,821
Accrued wages		0		7,692
Accrued compensation		0		11,933
Income taxes payable		44,294		0
Payroll taxes payable		0		2,308
Unearned revenues		98,639		203,275
Short-term notes payable (due within 12 months)		0		0
Current portion of long-term dept		0		78,485
Other:		0		0
Total Current Liabilities		**$155,421**		**$307,514**
Long-Term Liabilities				
Long-term loan payable		$1,316,656		$2,695,061
Less: Short-term portion		0		78,485
Other:		0		0
Total Long-Term Liabilities		**$1,316,656**		**$2,773,546**
Total Liabilities		**$1,472,077**		**$3,081,060**
Stockholders' Equity				
Investment capital		$1,093,250		$1,093,250
Accumulated retained earnings		226,845		385,060
Current net profit (loss)		-522,091		285,676
Less: Dividend		0		0
Total Capital		**$798,004**		**$1,763,986**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		**$2,270,081**		**$4,845,046**

Notes to Amphitrite Digital Proforma Financials 2020 - 2021

1. **Description of Organization and Summary of Significant Accounting Policies**

Organization
Amphitrite Digital Inc. (the Company) was incorporated on April 1, 2022 as a United States Virgin Islands C-Corporation headquartered in St. Thomas, USVI. The Company does business primarily as Seas the Day Charters USVI and Windy of Chicago. The Company is a tour activity operator with a core competency in the utilization of digital technology to establish efficiencies in sales, marketing and operations.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Key management estimates include useful lives for intangibles and impairment of long-lived assets.

Concentrations of Credit Risk
The Company maintains its cash in bank deposit accounts which, at times, exceed federally insured limits. To date, the Company has not experienced a loss or lack of access to its invested cash; however, no assurance can be provided that access to the Company's invested cash will not be impacted by adverse conditions in the financial markets.

Receivables
The Company records its accounts receivable at sales value. The Company's accounts receivable are minor as most of its customers pay for their services at time of reservation. An allowance for uncollectible receivables has not been recorded as the amount is considered to be immaterial as of January, 2022.

Intangible Assets
Intangible assets consist of technology costs and goodwill recorded from acquisitions. Technology development costs consist primarily of software expense, IT hosting expense and compensation and benefits paid to contractors assisting in the application development stage which costs are capitalized. The Company discontinues capitalization upon entering the post-implementation stage and expenses ongoing maintenance and support costs. The company has opted to take technology expense for 2020 and 2021 as an operating expense. The Company's goodwill is a result of its acquisition of Windy of Chicago Limited and represents the excess of the price paid at takeover versus its fair market value.

Impairment of Long-Lived Assets
The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. If it is determined that the estimated undiscounted future cash flows are not sufficient to recover the carrying value of the asset, an impairment loss is recognized in the statement of operations for the difference between the carrying value and the fair value of the asset. Management does not consider any of the Company's assets to be impaired as of January 2022.

Revenue Recognition
The Company recognizes revenue on a cash basis.

Cost of Revenues
Cost of revenues includes contractor payments to tour operators or partners to be delivered to guests. This includes contracted ship Captains and Crew. Costs also include payments for food and beverages consumed by guests and cost of goods such as hats and shirts purchased by guests.

Sales Tax
The Company accounts for sales tax on a net basis.

Income Taxes

For the reported periods of 2020 and 2021, depreciation and interest expense offset all Net Operating Income. Therefore, no provision for income taxes has been included in the accompanying financial statements. As of January 2022 the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Forgiveness of Long-Term Debt

In 2020, Windy of Chicago Ltd obtained a $141,100 SBA loan under the Paycheck Protection Program (PPP), a component of the Coronavirus Aid, Relief and Economic Security Act (CARES Act) (also see Note 3). PPP loans are forgivable if conditions involving maintenance of payroll and employee headcount and certain other conditions are satisfied. The Company elected to account for the PPP loan as a financial liability in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 470 - Debt. Accordingly, the Company recognized the debt forgiveness when it was legally released from the liability in 2021.

2. Liquidity

Historically, the Company has relied upon cash flows from operations for its capital and growth needs. Management believes that existing cash balances, revenues from newly acquired guests and availability to additional financing will be adequate to fund operations at existing levels beyond one year from the date the financial statements were available to be issued. However, no assurance can be provided that existing funds will be adequate to fund operations or that lines of credit will be renewed or replaced. If existing funds are not adequate, management will be required to raise additional capital through the issuance of debt or equity. Historically, management has been successful in its efforts to raise capital but there is no assurance that management would be successful raising capital with terms acceptable to the Company.

3. Debt

The Company has two EIDL SBA Loans, a component of the Coronavirus Aid, Relief and Economic Security Act (CARES Act), in the amount of $1,772,000. Payments are deferred until January 2023. The company has one remaining SBA PPL loan with a balance of $65,329. The terms of the loan allow for it to be forgiven if certain conditions are met. At such time as the full obligation, or a portion thereof, is forgiven, the Company will remove that portion of the note payable and record other income from debt forgiveness. The Company also has various asset backed notes for the purchase of vessels and equipment. Cash-flow of the company has historically been sufficient for debt-service of these notes.

4. Commitments and Contingencies

Litigation. The Company is involved in legal proceedings from time to time arising in the normal course of business. Management, after consultation with legal counsel, believes that the outcome of these proceedings will not have a material impact on the Company's financial position, results of operations, or liquidity.

5. Stock Based Compensation

Unit-Based Compensation. The Company's Board of Directors has authorized an equity stock stock incentive plan that allows for issuances of Class A stock shares to the Company's directors, employees and contractors. The combined authorized shares total 3,000,000. The awards granted have a service feature, vesting over a requisite service period. The fair value of the unit is expensed upon the vesting date based upon the grant date fair value of the units.

EXHIBIT B: PREDECESSOR FINANCIALS

Seas the Day USVI
Profit and Loss
January - December 2021

	Total
Income	
Discounts/Refunds Given	-2,811.25
Rewards Income	1,987.22
Sales	25,183.90
Fareharbor	1,313,089.20
PayPal Sales	31,044.69
Sales - Direct	16,872.18
Sales - Get My Boat	97,800.00
Sales - GetYourGuide	10,496.50
Sales - Viator	652,119.70
Sales of Product Income	29,499.00
Sales-Expedia	19,016.26
Total Sales	$ 2,195,121.43
Total Income	$ 2,194,297.40
Cost of Goods Sold	
Cost of Goods Sold	3,147.27
Cost of Services Sold	206.45
Charter Provisions	2,822.16
Cost of labor - COS	632,264.70
Meals Provided to Charters	39,263.36
Total Cost of Services Sold	$ 674,556.67
Shipping	266.86
Total Cost of Goods Sold	$ 677,970.80
Gross Profit	$ 1,516,326.60
Expenses	
Advertising & Marketing	139,633.59
Bank Charges & Fees	14,309.53
BOAT FUEL	2,028.00
Car & Truck	4,176.86
Cleaning	2,150.00
Contractors	256,689.65
Depreciation Expense	218,312.00
Dues & subscriptions	330.50
Insurance	
Boat insurance	28,979.42
Total Insurance	$ 28,979.42
Interest Paid	108,347.46
Job Supplies	124,914.29
Legal & Professional Services	6,282.86
Licenses, Registration, Inspections	5,142.89
Meals & Entertainment	12,054.55
Office Supplies & Software	51,281.50

Other Business Expenses		300.00
PayPal Fees		3,066.80
Rent & Lease		242,964.37
Repairs & Maintenance		201,233.65
Taxes & Licenses		210.40
Travel		6,258.10
Utilities		4,455.27
Total Expenses	$	**1,433,121.69**
Net Operating Income	$	**409,864.37**
Net Income	$	**83,204.91**

Tuesday, May 24, 2022 11:02:55 AM GMT-7 - Cash Basis

Seas the Day Charters USVI
Profit and Loss
January - December 2020

	Total
Income	
Discounts/Refunds Given	-43,748.08
EIDG	10,000.00
Rewards Income	944.01
Sales	50,115.37
Fareharbor	398,444.16
PayPal Sales	29,189.89
Sales - Direct	103,725.65
Sales - Get My Boat	14,087.00
Sales - GetYourGuide	10,682.00
Sales - Viator	273,999.30
Sales - Zizoo	1,299.64
Sales-Expedia	6,592.50
Total Sales	$ 888,135.51
Total Income	$ 855,331.44
Cost of Goods Sold	
Cost of Services Sold	
Cost of labor - COS	328,826.42
Meals Provided to Charters	9,156.81
Total Cost of Services Sold	$ 337,983.23
Shipping	1,002.24
Total Cost of Goods Sold	$ 338,985.47
Gross Profit	$ 516,345.97
Expenses	
Advertising & Marketing	82,363.46
Bank Charges & Fees	28,263.07
Car & Truck	538.48
Contractors	123,160.36
Depreciation	293,679.00
Dues & subscriptions	400.00
Insurance	450.00
Boat insurance	20,923.30
General Liability	279.42
Total Insurance	$ 21,652.72
Interest Paid	92,094.00
Job Supplies	102,119.58
Legal & Professional Services	395.90
Licenses, Registration, Inspections	1,690.00
Meals & Entertainment	5,108.23
Office Supplies & Software	17,232.48
Office/General Administrative Expenses	666.46
Total Office Supplies & Software	$ 17,898.94

Other Business Expenses		423.07
Paypal Expenses		1,541.00
PayPal Fees		2,723.01
Rent & Lease		64,938.22
Repairs & Maintenance		37,403.34
Travel		4,361.62
Utilities		337.20
Total Expenses	$	**587,412.20**
Net Operating Income	$	**314,706.77**
Net Income	-$	**71,066.23**

Tuesday, May 24, 2022 11:04:30 AM GMT-7 - Cash Basis

Windy of Chicago LTD
Profit and Loss
January - December 2021

	Total
Income	
Admin Fee	1,439.64
Away-not Pier revenue	
Commissions	107.62
Ports/Public sails	900.00
Tax Collected xxx	-6,593.56
Total Away-not Pier revenue	-$ 5,585.94
Services	
***** Navy Pier Income ********////**	
Admin Fees	18,822.69
Boat Tours - tax exempt	
Educ Sail Training	10,238.37
Total Boat Tours - tax exempt	$ 10,238.37
Boat tours - taxed	82.29
Charters	19,550.00
GO Chicago	50,067.50
Public Sails ($$$)	502,898.39
adj (qqq)	10,221.54
Viator	110,525.01
vouchers	
Groupon	90,706.57
Total vouchers	$ 90,706.57
Windy Annual Memberships	2,150.70
Total Public Sails ($$$)	$ 716,502.21
Total Boat tours - taxed	$ 786,202.00
Food and Merch Sales	
Food/Drink Sales ST1	
Food -ST4	143,651.61
Soda ST14	951.00
Total Food -ST4	$ 144,602.61
Total Food/Drink Sales ST1	$ 144,602.61
Merch Sales ST1	
Merch - boat	23,812.41
Total Merch Sales ST1	$ 23,812.41
Total Food and Merch Sales	$ 168,415.02
Sale of Customer Photo's	1,789.64
Trip Insurance	2,746.79
Total ***** Navy Pier Income ********////**	$ 988,214.51
Total Income	$ 984,068.21
Cost of Goods Sold	
Cost of Goods Sold	

Bar		
Alcohol		18,279.47
misc		199.50
products		14,727.79
services		849.02
Total Bar	**$**	**34,055.78**
Clothing		2,276.76
hoodedsweatshirts		6,898.50
Total Clothing	**$**	**9,175.26**
flags		1,945.00
Total Cost of Goods Sold	**$**	**45,176.04**
Total Cost of Goods Sold	**$**	**45,176.04**
Gross Profit	**$**	**938,892.17**
Expenses		
Advertising		3,657.94
Ask Accountant		
Theft		5,057.63
Total Ask Accountant	**$**	**5,057.63**
Bank Service Charges		128.01
cash deposit immedeate fees		27.00
Membership Charges		794.00
Service Fees		61.60
unknown bank fees		10.00
Total Bank Service Charges	**$**	**1,020.61**
Car Parking Expenses		4,614.49
CC Mrchnt srv chrg - (ccc)		17,277.38
cc bar fees		375.25
Total CC Mrchnt srv chrg - (ccc)	**$**	**17,652.63**
Commission & Contracted		7,494.66
Dues and Subscriptions		95.00
Entertainment Program		99.00
freight - shipping		500.00
Gifts		136.00
Health/Medical		11,000.10
Insurance		11,468.42
Liability		19,015.93
office Insurance		2,612.37
Total Insurance	**$**	**33,096.72**
Interest Expense		2,080.28
License/Permit/Fees		3,647.58
chicago		827.00
DrugTesting		65.00
radio		925.10
Total License/Permit/Fees	**$**	**5,464.68**
Meals and Entertainment		1,906.76
Miscellaneous		274.93
Office Supplies		6,216.61

Office Maint		198.42
software		6,726.89
Total Office Supplies	**$**	**13,141.92**
Payroll Expenses		
Dd Fund		206,837.55
svc - service fees		60,935.05
Tax Fund -tx		19,232.47
Total Payroll Expenses	**$**	**287,005.07**
Postage and Delivery		158.45
Professional Fees		
Accounting		34,699.44
consulting		30,813.00
Legal Fees		754.50
Total Professional Fees	**$**	**66,266.94**
Provisions		2,165.05
Rent		
Docking fee		123,320.69
Office Rent		10,641.55
Parking		1,521.00
WINDY		165,000.00
Total Rent	**$**	**300,483.24**
Repairs		
Ship Repairs		30,534.38
Fuel		8,183.27
june2021		12,370.53
sails		19,172.95
Total Ship Repairs	**$**	**70,261.13**
Total Repairs	**$**	**70,261.13**
Ticketing fees - online		
Fareharbor fees fhf		5,493.30
Total Ticketing fees - online	**$**	**5,493.30**
Travel		
Auto Expense		4,522.26
Car Rental		1,078.78
Conferences		
Air Travel		1,995.75
food		2,790.70
Lodging		223.91
Total Conferences	**$**	**5,010.36**
fuel		1,658.83
taxis		7.20
Total Travel	**$**	**12,277.43**
Uncategorized Expense		219.64
Uniforms		483.55
Utilities		
Internet		1,954.76
Telephone		8,638.14

Total Utilities	$	10,592.90
Total Expenses	$	862,700.05
Net Operating Income	$	78,272.40
Other Income		
PPP Loan Forgiveness		141,100.00
Total Other Income	$	141,100.00
Net Other Income	$	141,100.00
Net Income	$	217,292.12

Tuesday, May 24, 2022 11:07:24 AM GMT-7 - Cash Basis

Windy of Chicago LTD
Profit and Loss
January - December 2020

	Total
Income	
Admin Fee	-69.85
Away-not Pier revenue	
Commissions	8,038.21
Service Charges	-216.90
Tax Collected xxx	17,055.61
Total Away-not Pier revenue	$ 24,876.92
Fareharbor Refund Reserve - on account	-192.01
Services	4,300.72
Unapplied Cash Payment Income	-12.34
Uncategorized Income	0.00
***** Navy Pier Income ********////**	30.00
Admin Fees	2,142.30
Boat Tours - tax exempt	
Educ Sail Training	750.00
Total Boat Tours - tax exempt	$ 750.00
Boat tours - taxed	283.71
Charters	3,900.00
GO Chicago	3,845.50
Public Sails ($$$)	212,737.26
adj (qqq)	48,255.43
Gift Certificates	425.00
Viator	8,816.64
vouchers	
Groupon	7,255.18
Total vouchers	$ 7,255.18
Total Public Sails ($$$)	$ 277,489.51
Total Boat tours - taxed	$ 285,518.72
Food and Merch Sales	
Food/Drink Sales ST1	
Food -ST4	49,069.00
Soda ST14	1,194.00
Total Food -ST4	$ 50,263.00
Total Food/Drink Sales ST1	$ 50,263.00
Merch Sales ST1	8,166.00
Total Food and Merch Sales	$ 58,429.00
Trip Insurance	1,824.51
Total ***** Navy Pier Income ********////**	$ 348,694.53
Total Income	$ 377,597.97
Cost of Goods Sold	
Cost of Goods Sold	
Bar	

Alcohol		4,547.12
misc		84.00
products		5,808.54
services		1,534.75
Total Bar	**$**	**11,974.41**
Total Cost of Goods Sold	**$**	**11,974.41**
Total Cost of Goods Sold	**$**	**11,974.41**
Gross Profit	**$**	**365,623.56**
Expenses		
Advertising		2,398.42
Bank Service Charges		377.50
Late Fees		27.00
Membership Charges		269.00
Service Fees		65.95
Total Bank Service Charges	**$**	**739.45**
Car Parking Expenses		434.80
CC Mrchnt srv chrg - (ccc)		6,451.19
Employee Wages		168,209.63
Entertainment Program		99.00
Equipment Rental		99.00
Gifts		413.37
Health/Medical		13,451.32
Insurance		
Liability		36,213.59
office Insurance		220.62
Total Insurance	**$**	**36,434.21**
Interest Expense		7,273.63
License/Permit/Fees		2,740.24
DrugTesting		1,628.00
radio		220.00
Total License/Permit/Fees	**$**	**4,588.24**
Meals and Entertainment		1,641.80
Miscellaneous		864.79
Office Supplies		2,333.78
Office Maint		2,826.63
QB Charges		30.00
software		3,755.42
Total Office Supplies	**$**	**8,945.83**
Officers Wages		14,600.00
Payroll Expenses		25,602.79
Dd Fund		0.00
POC Fund		0.00
svc - service fees		2,659.70
Tax Fund -tx		0.00
Total Payroll Expenses	**$**	**28,262.49**
Postage and Delivery		342.01
Professional Fees		

Accounting		26,131.01
consulting		13,630.00
Legal Fees		2,606.76
Total Professional Fees	**$**	**42,367.77**
Provisions		1,256.14
Rent		
Docking fee		80,685.52
Office Rent		47,255.13
Parking		2,875.00
WINDY		138,000.00
Total Rent	**$**	**268,815.65**
Repairs		
Ship Repairs		9,204.76
Fuel		125.76
sails		1,521.60
Training		389.99
Total Ship Repairs	**$**	**11,242.11**
Total Repairs	**$**	**11,242.11**
Taxes		
State Income		2,282.44
Total Taxes	**$**	**2,282.44**
Ticketing fees - online		
Fareharbor fees fhf		1,400.92
Total Ticketing fees - online	**$**	**1,400.92**
Travel		
Auto Expense		846.77
Conferences		
Air Travel		962.95
food		1,521.94
Lodging		129.01
Total Conferences	**$**	**2,613.90**
fuel		1,022.10
Total Travel	**$**	**4,482.77**
Uncategorized Expense		31.31
Uniforms		7,568.85
Utilities		150.61
Gas and Electric		1,422.26
Internet		1,828.98
Telephone		10,246.43
Total Utilities	**$**	**13,648.28**
Total Expenses	**$**	**648,345.42**
Net Operating Income	**-$**	**275,448.23**
Other Income		
Interest Income		138.88
Total Other Income	**$**	**138.88**
Other Expenses		
Federal Income Tax Expense		0.00

Total Other Expenses	**$**	**0.00**
Net Other Income	**$**	**138.88**
Net Income	**-$**	**282,582.98**

Tuesday, May 24, 2022 11:08:00 AM GMT-7 - Cash Basis

EXHIBIT C: SUBSCRIPTION PROCESS

AMPHITRITE DIGITAL INCORPORATED
SUBSCRIPTION AGREEMENT

This Stock Subscription Agreement (the "Agreement") is made and effective [DATE]

BETWEEN:	**Amphitrite Digital Incorporated** (the "Company"), a company organized and existing under the laws of the United States Virgin Islands, with its head office located at:
	Merchants Financial Center, 4068 Tutu Park Mall, Suite 202, St Thomas, United States Virgin Islands, 00802, United States
AND:	The undersigned a **[INDIVIDUAL OR CORPORATION] [INSERT RESIDING IN OR INCORPORATED IN STATE]**, [the "INVESTOR"].

1. **SUBSCRIPTION**.

Subject to the terms and conditions hereof, the Investor hereby subscribes to purchase that number of shares of common stock, par value *$0.01* per share, of the Company (the "*Common Stock*") set forth on the signature page of this Agreement at a purchase price of $1.00 per share ("*Purchase Price*"). Payment for the Common Stock shall be made in by wire transfer, or by certified bank or cashier's check payable in immediately available funds in the amount of the Purchase Price made payable to the order of the Company and such payment shall be delivered on or prior to the execution and delivery of this Agreement.

2. **TERMS OF SUBSCRIPTION**

The Investor acknowledges and agrees that this Agreement is made subject to the following terms and conditions:

a) The Investor hereby intends that his signature hereon shall constitute a subscription to the Company for the number of shares of Common Stock specified on the signature page of this Agreement.

b) This subscription for the purchase of Common Stock is subject to acceptance by the Company and does not, prior to acceptance, bind the Company to sell the shares of Common Stock to the Investor. The Company shall have the right to accept or reject this subscription, in whole or in part, in its sole and absolute discretion for any reason.

c) This subscription is and shall be irrevocable unless and until (i) this subscription is for any reason rejected, or (ii) this Agreement is terminated.

3   **REPRESENTATIONS, WARRANTIES, AND COVENANTS OF INVESTOR**

The Investor hereby represents, warrants, and covenants to the Company that:

a) The Investor acknowledges that the Investor has been advised and understands that the Common Stock to be acquired pursuant to this Agreement have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or registered or qualified under the securities laws of any other jurisdiction and are being sold in reliance upon an exemption from registration under such laws. Accordingly, the Investor understands that the Investor may not sell, pledge, hypothecate, dispose of, or otherwise transfer (a "Transfer") the Common Stock unless such shares are subsequently registered and qualified under such laws or, in the opinion of counsel reasonably satisfactory to the Company, an exemption from such registration and qualification is available. The Investor further understands that (i) the Shareholders Agreement, dated April 1, 2022, by and among the Company and the shareholders identified therein (the "Shareholders Agreement") contains certain restrictions on any Transfer of the Common Stock, and (ii) any Transfer that is permitted under the Shareholders Agreement must satisfy certain legal, procedural and other requirements.

b) The Investor is the sole and true party in interest, and is acquiring the Common Stock solely for his or her own account, not as a nominee, agent, or representative for any person, for investment purposes only, and not with an intent or a view to the sale or distribution of any part thereof within the meaning of Section 2(a)(11) of the Securities Act. By executing this Agreement, the Investor further represents that he or she does not have any present intent of making a Transfer of, granting a participation in, or otherwise distributing the Common Stock in a manner contrary to the Securities Act or the securities laws of any other applicable jurisdictions, nor does the Investor have any contract, undertaking, agreement, or arrangement with any person to Transfer, grant any participation in, or otherwise distribute any of the Common Stock to such person. The Investor does not presently have any reason to anticipate any change in circumstances or other particular occasion or event which would cause the Investor to need to sell the Common Stock, except in compliance with the terms of this Agreement, the Shareholders Agreement, and the securities laws of all applicable jurisdictions.

c) The Investor understands and acknowledges that only the Company can register the Common Stock under applicable securities laws; the Company does not intend to register the Common Stock under the Securities Act or the securities laws of any other jurisdiction; no public market for the Common Stock is expected to develop; and, as a result, an investment in the Common Stock may not be liquid and the Investor must bear the economic risk of the investment indefinitely. In this regard, the Investor further represents that the Investor has adequate means of providing for the Investor's current needs and possible personal contingencies; the Investor can afford to bear the economic risk of holding the Common Stock for an indefinite period of time; and the Investor has no need for liquidity in the Investor's investment in the Common Stock. The Investor has the net worth sufficient to bear the risks of and to sustain a complete loss of the Investor's entire investment in the Company.

d) The Investor hereby agrees that it will not, directly or indirectly, offer to Transfer or to Transfer any shares of Common Stock (or solicit any offers to buy, purchase, or otherwise acquire or take a pledge of any shares of Common Stock), except in compliance with this Agreement and the Securities Act, the securities laws of all other applicable jurisdictions, and the rules and regulations promulgated thereunder.

e) The Investor recognizes that in the future the Company may not satisfy the requirements which would permit the undersigned to sell the Common Stock pursuant to Rule 144 promulgated under the Securities Act.

f)   The Investor further acknowledges that it has, alone or together with its purchaser representative ("*Purchaser Representative*"), sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of the prospective investment in the Common Stock.

g)   The Investor recognizes that an investment in the Common Stock and in the Company involves certain risks, and the Investor has taken full cognizance of, understands, and is willing to bear the risks related to the purchase of the Common Stock [including, without limitation, those risk factors set forth in Attachment A to this Agreement, which Attachment A is incorporated herein by reference].

h)   The Investor is aware and understands that no federal or state agency has made any finding or determination as to the fairness of this offering nor has made any recommendation or endorsement of the Common Stock.

i)   The Investor represents and confirms that the address set forth on the signature page is the Investor's true and correct residence, and that the Investor has no present intention of becoming a resident of any other state or jurisdiction. The social security number set forth on the signature page hereof is the Investor's true and correct social security number.

j)   The Investor confirms that prior to the sale of the Common Stock to the Investor pursuant to this Agreement, the Investor and the Investor's Purchaser Representative, if any: (i) has been given access to all material books and records of the Company and all material contracts and documents relating to the sale of the Common Stock pursuant to this Agreement; (ii) has been granted the opportunity to ask questions of, and receive answers from, representatives of the Company concerning the Company and the terms and conditions of the sale of the Common Stock by the Company; and (iii) has been given the opportunity to obtain any additional information which the Investor or the Investor's Purchaser Representative, if any, deems necessary to verify the accuracy of the information supplied to them. The Investor further confirms that the Investor has been furnished with all such requested information and all questions asked by the Investor have been answered to the full satisfaction of the Investor and the Investor's Purchaser Representative, if any.

k)   The Investor further represents that, in connection with the purchase of the Common Stock, the Investor has not relied on any statement or representation of the Company or of any of its affiliates, attorneys, agents, or other representatives, except a specifically set forth or referenced in this Agreement.

l)   The Investor:

   [   ]   is an "Accredited Investor" under Regulation D promulgated under the Securities Act for the reasons set forth in Attachment [A][B] to this Agreement, which Attachment [A][B] is incorporated herein by reference.

   [   ]   although not an Accredited Investor, has such knowledge and experience in financial and business matters that it is are capable of evaluating the merits and risks of an investment in the Common Stock on the basis of its investment experience, business experience, professional experience, and/or education.

   [   ]   is not an Accredited Investor, but it has discussed with its Purchaser Representative who is knowledgeable and experienced in such matters whether an investment by the Investor in the Common Stock is appropriate in light of the Investor's

financial circumstances and have received the advice of such Purchaser Representative with respect to the merits and risks of such an investment. Together with such Purchaser Representative, and with the benefit of his advice, the Investor has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of an investment in the Common Stock.

If the Investor IS NOT an "Accredited Investor," such Investor acknowledges and agrees that the Company may require, as a condition to the Investor's purchase of the Common shares, that the Investor furnish the Company with information requested and considered necessary by the Company to evaluate the suitability of the Investor's potential investment in the Common Stock and to demonstrate that the Investor has the knowledge and experience as to be capable of evaluating the merits and risks of an investment in the Common Stock (to the extent that the Investor does not have a Purchaser Representative).

m) The Investor is not subject to any "bad actor" disqualification as set forth in Rule 506(d) of Regulation D or any similar disqualification provision that could adversely affect the Company's reliance on any federal or state securities registration exemption or that could otherwise adversely affect the offering of the Securities.

n) The Investor acknowledges and understands that the representations, warranties, and covenants contained in this Agreement are being furnished, in part, and will be relied on by the Company in determining whether this offering of its Common Stock is exempt from registration under the Securities Act and the securities laws of all other applicable jurisdictions and, accordingly, confirms that all such statements contained herein are true, complete, and accurate as of the date hereof, and shall be true, accurate, and complete as of the date that this Agreement is accepted, and shall survive such acceptance. If any events occur or circumstances exist prior to the issuance of the Common Stock to the Investor which would make any of the representations, warranties, agreements, or other information set forth herein untrue or inaccurate, the Investor agrees to immediately notify the Company in writing of such fact specifying which representations, warranties, or covenants are not true, correct, or accurate, and the reasons therefor.

4   INDEMNIFICATION

The Investor acknowledges and understands the meaning and legal consequences of the representations, warranties, and covenants contained in this Agreement, and agrees to indemnify and hold harmless the Company and its managers, agents, employees, and representatives from and against any and all losses, damages, costs, expenses (including, without limitation, attorney's fees and costs), and liabilities due to or arising out of any misrepresentations, misstatements, or omissions with respect to, any of the representations or warranties, or a breach of any of the covenants or agreements, contained in this Agreement by the Investor.

5   AUTHORITY

The Investor is an individual and has full legal capacity to enter into this Agreement and make the representations, warranties and agreements contained herein, to execute this Agreement and the Shareholders Agreement, and to purchase the Common Stock subscribed for hereunder.

6   **SHAREHOLDERS AGREEMENT**

As a condition to the sale of the Common Stock to the Investor pursuant to this Agreement, the Investor shall execute and deliver the Shareholders Agreement contemporaneously with the execution and delivery of this Agreement and thereby agree that all such shares of Common Stock sold to the Investor hereby are subject to the terms and conditions of the Shareholders Agreement pursuant to which the Investor shall be a party.

7   **GENERAL PROVISIONS**

a) **Transferability.** Neither this Agreement, nor any of the Investor's rights, obligations, duties or benefits hereunder may be transferred without the written consent of the Company. Any purported transfer hereof in violation of the foregoing restriction shall be null and void. The Investor further agrees that the Investor may only Transfer the Common Stock acquired pursuant to this Agreement in accordance with the transfer restrictions described herein and in the Shareholders Agreement.

b) **Revocation**. The Investor agrees that the Investor will not cancel, terminate, or revoke this Agreement or any agreement the Investor has made under this Agreement, and that this Agreement shall survive the Investor's death or disability, except as provided in Section 7(c) of this Agreement.

c) **Termination**. This Agreement may be terminated: (i) at any time by the Company if, in its sole discretion, it determines to terminate or cancel this offering of the Common Shares prior to the closing of their sale to the Investor, or (ii) by the Company if the representations or warranties shall not be true, complete, and accurate prior to the acceptance of this subscription by the Company. In the event of any such termination of this Agreement, except for Section 4, 5, and 7 of this Agreement which shall survive any such termination, this Agreement shall be null and void and of no further force or effect.

d) **No Waiver**. The failure of the Company to exercise any right or remedy under this Agreement, or any delay by the Company in exercising same, will not operate as a waiver thereof. No waiver by the Company is effective unless and until it is in writing and signed on behalf of the Company.

e) **Notices.** All notices and other communications given or made under this Agreement shall be in writing and shall be deemed to be sufficiently given when personally delivered or when sent by registered or certified mail, return receipt requested, postage prepaid, to the other party at the address of such other party set forth in this Agreement.

f) **Legends**. The Investor confers full authority upon the Company to affix the following legends to the face of the certificate or certificate representing the Common Stock tendered thereby as payment of the Purchase Price:

> **THE SECURITIES PRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR THE SECURITIES LAWS OF ANY OTHER JURISDICTION AND MAY NOT BE SOLD, PLEDGED, ASSIGNED, OR HYPOTHECATED, DISPOSED OF, OR OTHERWISE TRANSFERRED EXCEPT IN A TRANSACTION REGISTERED UNDER SUCH ACTS, UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO IT THAT SUCH TRANSFER IS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF**

1933, AS AMENDED, AND THE SECURITIES LAWS OF ALL OTHER APPLICABLE JURISDICTIONS.

[THE SECURITIES ISSUED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF A SHAREHOLDERS AGREEMENT, DATED AS OF APRIL 1, 2022, THE PROVISIONS OF WHICH ARE INCORPORATED HEREIN BY REFERENCE. THE SHAREHOLDERS AGREEMENT PROVIDES, AMONG OTHER THINGS, THAT THIS SECURITY MAY NOT BE SOLD OR TRANSFERRED TO ANY PERSON WHO HAS NOT EXPRESSLY ASSUMED THE OBLIGATIONS OF SUCH AGREEMENT AND CONTINUES, AMONG OTHER THINGS, PROVISIONS WHICH LIMIT THE TRANSFER OF THIS SECURITY. A COPY OF THE SHAREHOLDERS AGREEMENT IS AVAILABLE FROM THE COMPANY UPON REQUEST.]

g) **Entire Agreement.** This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

h) **Governing Law.** This Agreement shall be governed and construed in accordance with the laws of the Territory of the United States Virgin Islands. This Agreement and the rights, powers, and duties set forth herein shall be binding upon the Investor, and the Investor's heirs, estate, legal representatives, successors, and permitted assigns, and shall inure to the benefit of the Company, its successors, and assigns. In the event that any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform to such statute or rule of law. Any provision hereof which invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

IN WITNESS WHEREOF, I have executed this Agreement this ___ day of _____, 20__.

Number of shares of Common Stock subscribed for: _____

Aggregate Purchase Price of shares subscribed for: $_____

The Common Stock subscribed for
hereby are being purchased as follows:

_____	_____
Signature of Investor	Signature of Co-Investor If any
_____	_____
Print Name	Print Name
_____	_____
Title, if applicable	Title, if applicable
_____	_____
Mailing Address	Mailing Address
_____	_____
City, State, Zip	City, State, Zip

ATTACHMENT [A]

Accredited Investor Status

The Investor hereby represents and warrants to the Company that such Investor is an "accredited investor," as that term is defined under Rule 501(a) of Regulation D for the following reasons (please initial all that apply):

_____   The Investor is a natural person whose net worth on the date of this Agreement (i.e., excess of total assets over total liabilities) exceeds $1,000,000. See the definition of "Net Worth" below.

_____   The Investor is a natural person and had Income in excess of $200,000 in each of the two most recent years and reasonably expects to have Income in excess of $200,000 in the current year. See the definition of "Income" below.

_____   The Investor, together with the Investor's spouse, had joint Income in excess of $300,000 in each of the two most recent years and reasonably expects to have joint Income in excess of $300,000 in the current year. See the definition of "Income" below.

_____   The Investor is a director, executive officer, or general partner of the Company or is a director, executive officer or general partner of a general partner of the Company.

_____   The Investor, if not an individual, is a corporation, a corporation, a Massachusetts or similar business trust, or a limited partnership with total assets in excess of $5 million, not formed for the specific purpose of acquiring the Common Stock.

_____   The Investor, if not an individual, is a trust with total assets in excess of $5 million, not formed for the specific purpose of acquiring the Common Stock whose purchase decisions are directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the Securities Act.

_____   The Investor, if not an individual, is an organization qualified under Section 501(c)(3) of the Internal Revenue Code with total assets in excess of $5 million, not formed for the specific purpose of acquiring the Common Stock.

_____   The Investor, if not an individual, is a private business development company as defined under Section 202(a)(22) of the Investment Advisers Act of 1940.

_____ The Investor, if not an individual, is (i) a bank or an insurance company (as defined under the Securities Act), (ii) a broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, (iii) an investment company registered under, or a business development company as defined under, the Investment Company Act of 1940, (iv) a Small Business Investment Company licensed by the Small Business Administration under Section 301(c) or (d) of the Small Business Development Act of 1958, (v) a plan established and maintained by any state, its political subdivisions, or any agency or instrumentality thereof for the benefit of its employees with total assets in excess of $5 million, (vi) an employee benefit plan under ERISA where the decisions are made by a plan fiduciary which is a bank, an insurance company or registered investment adviser or the plan has with total assets in excess of $5 million or, if self-directed, investment decisions are made sole by accredited investors.

_____ The Investor, if not an individual, is an entity in which all of the equity owners are accredited investors meeting at least one of the standards set forth above.

For the purposes of this Investor Questionnaire, "_Income_" is computed by adding the following items to adjusted gross income as computed for federal income tax purposes (but not including any amounts attributable to a spouse or property owned by a spouse): any deductions for long-term capital gain or depletion, any exclusion of interest earned on tax-exempt bonds, any losses allocated from a limited partnership, amounts contributed to an IRA, 401(k) or retirement plan, and alimony payments.

For purposes of this Investor Questionnaire, the calculation of "_Net Worth_," which is the amount that the Investor's assets exceed his or her liabilities, excluding from such calculation (i) the estimated fair market value of the Investor's primary residence, and (ii) the amount of any indebtedness secured by the Investor's primary residence, in an amount up to the estimated fair market value of such residence, shall not be included as a liability. If the indebtedness secured by the Investor's primary residence exceeds the estimated fair market value of such residence, such excess shall be treated as liability. Notwithstanding clause (ii) above, any increase in the amount of debt secured by the Investor's primary residence that is incurred within 60 days prior to the issuance of the Common Stock to the Investor shall be included as a liability, even where the estimated fair market value of such residence continues exceed the total debt secured by the residence.

The Investor agrees that the Investor will furnish, upon request of the Company, a copy of the Investor's financial statement to the Company for purposes of verifying the Accredited Investor status of the Investor

EXHIBIT D: ASSETS

For our business, office space is predominantly real estate marina "dock space", commonly referred to as slips or berths. We lease the following:

- IGY Marinas. American Yacht Harbor, St. Thomas USVI. We have annual lease contracts for 11 slips.
- IGY Marinas. American Yacht Harbor, St. Thomas USVI. We lease 900 square feet of office space. 5 year lease expires August 2025 with another 5 year option.
- Navy Pier, Chicago Illinois. We have a 5 year contract expiring 12/31/2022 for our 148' Official Chicago Flagship "Windy". This contract includes a ticket office which is 350 square feet.
- Magens Hideaway. St. Thomas, USVI. We have a 5 year lease for the vacation villa/bed and breakfast. Expires Dec 2026.

The following is a list of assets:

Number	Asset	Description	Date	Purchase Amount	Operating Entity
1	SY Pisces	2003 Leopard 46 Catamaran	5/10/18	270,000	STDC Holdings Inc.
		SY Pices Engines	2/1/22	29,703	STDC Holdings Inc.
		SY Pices Generator	9/1/18	16,408	STDC Holdings Inc.
2	MV Aquarius	2018 Wellcraft 302 Fisherman	1/4/19	160,000	STDC Holdings Inc.
		Shipping of Wellcraft	1/1/19	10,000	STDC Holdings Inc.
3	MV Poseidon	2019 TwinVee 360	6/7/19	259,139.98	STDC Holdings Inc.
		Shipping of Wellcraft		12,481.61	STDC Holdings Inc.
4	SY Sirena	2000 Voyage 500 Catamaran	10/1/19	325,000	STDC Holdings Inc.
		Generator	8/5/20	16,408	STDC Holdings Inc.
		Engines		29,703	STDC Holdings Inc.
5	Caribe DL15	Kracken Engine and Rebuild	7/1/21	7,066.24	STDC Holdings Inc.
		Kracken New F70 Engine	4/1/21	10,215	
6	Jeep Cherokee	2011 Jeep Cherokee	Jan 2020	19,000	STDC Holdings Inc.
7	AYH Space	AYH Buildout/Purchase	July 2020	20,000	STDC Holdings Inc.
8	SY Mazu	2015 Gemini 35	Mar 2021	215,000	STDC Holdings Inc.
9	SY Neptune	2015 Gemini 35	Oct 2021	195,000	STDC Holdings Inc.
		Shipping	Nov 2021	13,622	STDC Holdings Inc.
10	MV Hydra	2019 Gemini 399 Freestyle	Oct 2021	286,948	STDC Holdings Inc.
11	MV Sea Wolf	2012 Naval Cat	Mar 2021	204,101.02	STDC Holdings Inc.
		New Konrads	Mar 2021	83,283.49	STDC Holdings Inc.

12	RIB 430	5 RIBS	Jan 2021	21,110	STDC Holdings Inc.
		RIBS Shipping - Sunny Worldwide	Mar 2015	13,000	STDC Holdings Inc.
		RIBS Yamaha Engines		33,295	STDC Holdings Inc.
13	Jeep Gladiator	2021 Jeep Gladiator	Oct 2021	67,500	STDC Holdings Inc.
14	Carib 310	Mazu Tender	Mar 2021	7,000	STDC Holdings Inc.
15	Carib 310	Neptune Tender	Dec 2021	3,105	STDC Holdings Inc.
16	Tender Triton	HB385DX, Yamaha 40HP	7/11/18	20,702.2	STDC Holdings Inc.
17	SY Leviathon	2007 Voyage 500 Catamaran	3/1/22	419,045	STDC Holdings Inc.
18	Windy of Chicago LTD	S1996 Mast Rigges 148' Schooner	4/15/22	1,850,000	STDC Holdings Inc.

Total   4,538,737.52

EXHIBIT E: BUSINESS PLAN



AMPHITRITE DIGITAL
EXECUTIVE SUMMARY
Please contact: Scott Stawski, Managing Partner
Phone/text: 214/585-9585 // Email: info@Amphitritedigital.com

MANAGEMENT AND DIRECTORS:
Scott Stawski - Chairperson & CRO
Hope Stawski - President
Pat Mullett – EVP of Operations

NON-MANAGEMENT BOARD OF DIRECTORS:
Mike Klaus
Rob Chapple
Bryan Mason, esq

INDUSTRY: Tour Activity Operator

NUMBER OF EMPLOYEES:
32 employees and 27 independent contractors

BANK: Wells Fargo and JP Morgan Chase

BROKER/DEALER: Rialto Capital Markets

STOCK TRANSFER AGENT: KoreConx

AUDITOR: Assurance Dimensions

LAW FIRM: BoltNagi and RobbinsDimonte

KEY FINANCIAL METRICS:
2022p Revenue: $5.0m
3 Year CAGR: 34%
2022p NOI: $1m
Cash On Hand: $0.85m

COMPANY DESCRIPTION

The company uses advanced digital technology platforms to market, manage and operate in-destination tours, activities and events in the U.S. and the Caribbean. With several operating entities including Seas the Day Charters USVI, Tall Ship Windy in Chicago and Magens Hideaway Amphitrite serves more than 50,000 tour and event guests annually and is already one of the largest maritime tour activity operators in Chicago and the U.S. Virgin Islands. With a foundation rooted in digital technology and innovation, Amphitrite has consistently achieved double or triple digit growth and is expected to reach $25m in annual revenue by 2024 and $100m by 2027.

PROBLEM / OPPORTUNITY

The tour activity operator business has several challenges, which present a unique opportunity for Amphitrite.

1: Fragmented Industry. The tour activity operator industry is extremely fragmented with few large, multi-geographic players. Well stated by Rod Cuthbert, the founder of Viator, "There are tens of thousands of small activity operators, and they don't think collectively at all".

This fragmentation results in lack of efficiency and economy of scale.

2: Use of Technology. The digital technology revolution has not reached the in-destination tour activity operator industry. Fragmentation and owner/operator lack of technical knowledge has resulted in the industry not benefiting from digital technology in revenue generation, customer

service and overall operations. These two problems creates a strategic opportunity for Amphitrite. Having established a digital foundation powering its sales and operations, Amphitrite is well positioned for both organic growth as well as an acquisition roll-up strategy. Amphitrite has proven out this thesis having achieved significant growth and efficiences with Seas the Day Charters USVI and having completed its first acquisition of Windy of Chicago Ltd.

OUR SOLUTION

Amphitrites unique competitive advantage is that our operations are built on a "digital foundation". We bring the best of class digital technology to our tour operations including advertising and marketing, customer service, repair and maintenance and overall operations resulting in efficiencies not usually seen in this industry. We refer to this digital foundation as "The HELM". The Helm is both an operating design philosophy as well as an Online and App portal allowing Amphitrite employees, contractors and partners to access key technology enablers to enhance their performance.


CRM
Fareharbor, 8x8
Affiliate
Marketing
Salesforce
Operations
MaxPanda CMMS
Microsoft O365
OTAs
Viator, Expedia,
VRBO
Advertising
Google, Facebook
Analytics and AI
Google
The HELM
Microsoft

MARKET

As an in-destination tour activity operator, our primary customers are:

1: Vacationers. Families, groups and individuals on vacation in the areas we serve that are looking for the "Best Day of Their Vacation";

2: Staycationer. Families, groups and individuals residing in the local area of our tour operations whom desire an exceptional outdoor activity experience.

According to Phocuswright, the in-destination portion of the global travel market is estimated at $18.3 billion. Skift research has estimated a 9% CAGR over the next five years. Amphitrites current region of operations are the United States Virgin Islands and Chicago, Illinois with future expansion in Florida anticipated.

CUSTOMERS

In 2021, the combined operations serviced 47,727 guests. Our analytics, based on website users and/or bookings indicate that our customers are 51.8% female and 48.2% male. The age breakdown on our guests are as follows:



We market primarily to guests traveling from the United States and the U.S. Virgin Islands. For 2021, the geographic breakdown of our guests were as follows:

1.	United States	**63,592** (73.30%)	**63,107** (74.09%)
2.	U.S. Virgin Islands	**18,356** (21.16%)	**17,496** (20.54%)
3.	Puerto Rico	**1,916** (2.21%)	**1,738** (2.04%)
4.	Canada	**295** (0.34%)	**287** (0.34%)
5.	United Kingdom	**187** (0.22%)	**185** (0.22%)
6.	(not set)	**170** (0.20%)	**166** (0.19%)
7.	British Virgin Islands	**155** (0.18%)	**153** (0.18%)
8.	India	**130** (0.15%)	**131** (0.15%)
9.	China	**121** (0.14%)	**121** (0.14%)
10.	Mexico	**103** (0.12%)	**97** (0.11%)

REVENUE MODEL

Amphitrite does not try to be the lowest cost operator, but the highest value operator. Our digitally founded marketing and overall operations allow us to be in the top decile in price while still maintaining a high utilization rate. In 2021 on a proforma basis revenue was $3.2m. We project $5m in revenue for 2022. We serviced 47,727 guests at an average ticket of $905.54 for Seas the Day Charters USVI and $73.52 for Tall Ship Windy. Amphitrite's revenue channels consist of direct, online sales and sales through online travel agencies (OTAs).

Direct, Online Sales: Our direct, online sales occur through our three primary websites, www.tallshipwindy.com, www.seasthedayusvi.com and www.magenshideaway.com. In 2021, 61% of our revenue came through direct, online sales. The high percent of online direct sales continues to grow and is inverse to our competitors and industry.

OTA: 39% of our revenue came through OTAs. A substantial portion of our OTA revenue is through our partnership with Viator/Tripadvisor which accounts for 32% of total revenue. The industry and our competitors are highly reliant on OTA revenue which comes with a higher cost of sales; 22%. Each year of operation, we have successfully decreased the percentage of revenue through OTAs and increased our online, direct revenue at a lower cost of sales while still achieving overall sales growth.

MARKETING & SALES CHANNELS

We sell our activities through direct, online sales and through our OTA partners. Amphitrites marketing to these channels is powered by digitally enabled online advertising campaigns primarily through Google and Facebook. Amphitrite utilizes advanced analytics, campaign design and real-time AI to achieve industry leading results. In 2021, 61% of our revenue came through direct, online sales with a cost of advertising of 7.2% and a Return on Advertising Spend (ROAS) of 1383%. This low cost of advertising and industry leading ROAS is inverse to our industry and is directly attributable to our digitally enabled advertising and marketing platform use. In late 2021, Amphitrite initiated an Affiliate program digitally enabled by Salesforce.com. This program allows in-destination partners such as hotel concierge desks, property managers etc. to sell our tours and activites directly through an online affiliate portal eliminating the manual processes normally relied upon. The program while in its infancy is showing great potential.

COMPETITORS

The tour activity operator business is extremely fragmented consisting of primarily locally owned companies with small operating footprints. The market research we have been able to obtain estimate that these local in-destination tour activity operators average less than $100,000 in annual revenue. Therefore, there is not one or two primary competitors. In the U.S., the largest

tour activity operator that offers similar tours to Amphitrite is Historic Tours of America Inc. at $135.5m in annual revenue. However, there is no overlap in the cities we and they operate.

OUR TEAM

Scott Stawski, Chairman and Chief Revenue Officer. The company is led by Scott Stawski, a seasoned technology executive with over 25 years management experience. Scott is responsible for the strategic planning and growth of the company and Amphitrite's digitally enabled sales and marketing. He has also been instrumental in building out the company's overall digital operating platform.

Hope Stawski, CEO and President. Hope Stawski is a seasoned hospitality executive. Hope oversees the day to day customer experience including reservations and bookings. She is also responsible for recruitment, merchandising and special events.

Patrick Mullett, EVP of Operations. Pat is a seasoned hospitality executive most recently VP of Operations for Margaritaville Caribbean Group responsible for the opening and management of Jimmy Buffett's Margaritaville restaurant chain in the Caribbean. Pat is responsible for the day to day operations of our charter vessels including Captain and Crew scheduling, training and our repair and maintenance program.

Amphitrite's management team is augmented by an outstanding group of non-management Board of Directors. Mike Klaus, Rob Chapple and Bryan Mason,esq bring a lifetime of executive leadership experience with Fortune 50 companies, industry leading start-ups and corporate law. Their full biography's are available at AmphitriteDigital.com.

OUR STRENGHTS AND WEAKNESSES

Amphitrites primary strength is its management team and their industry-leading knowledge of standard operating procedures and the use of digital technology for business growth and industry disruption. Our secondary strength is customer experience. Our digital foundation is designed to not only provide revenue and operating efficiencies, but also an exceptional customer experience. This has been validated by our 5-star rating on Tripadvisor, being selected for Tripadvisors 2021 Travelers Choice Award, being voted as the Best Day Charter and Best Boat Rental operation by the VI Daily News for 2021 and receving more than 3000 perfect online social media reviews.

The primary weakness for Amphitrite and the tour activity activity operator industry in general are acts of god including weather and pandemic related challenges. The U.S. Virgin Islands is in

an active hurricane zone. While all reasonable measures are taken including insurance, Seas the Day Charters USVI operations rely on vacation travel to and from the island which can be severely impacted by weather. The COVID pandemic has impacted revenue of Tall Ship Windy during government required closures in 2020. This is an on-going weakness. Additionally, while Seas the Day Charters USVI operates year-round with a few slower months (August thru September), Tall Ship Windy operates seasonally from mid-May through mid-September. The impact of this seasonality is a weakness to some economies of scale such as human resource recruitment and retention. These weaknesses are expected to be addressed through future geographic expansion.

OUR NEEDS

Amphitrite is cash flow positive and has adequate cash on hand for its existing operations. The company is taking the necessary steps for an equity placement through a Regulation CF direct public offering. Amphitrite's long-term plans include a stock exchange listing. The funds of a placement would be used to pay off some existing debt and to fund future acquisitions. Several possible acquisitions are currently in our strategic growth pipeline.

WHAT WE WANT TO ACHIEVE

Amphitrites business plan from 2019 to 2021 was to achieve a run-rate of $5m allowing Scott and Hope Stawski to assume full-time management of the firm. That objective has been accomplished with Scott Stawski moving to a full-time role in early 2021. The next three years objective is to achieve $25m in revenue through organic growth ($10m) and through an additional acquisition ($10M). The owners will consider an additional acquisition that would be complementary to the current business in late 2022 or 2023 upon achieving certain financial targets of the existing business. Amphitrite is expected to achieve $100m in annual revenue by 2027.

FINANCIAL PROJECTIONS

The combined entities of Amphitrite and Windy of Chicago Ltd have cash on hand of $853,613 as of January 2022. Both businesses are consistently cash flow positive and all operating expenses and debt servicing are paid from cash flow. The combined entities have assets, primarily charter boats, with a market value of $4.93m with secured debt of $1.85m. Excluding the impact of Covid closure for Tall Ship Windy from March to September of 2020, the proforma of the two operating units have shown consistent revenue increases.

	Seas the Day Charters USVI & Magens Hideaway	Tall Ship Windy	Total	YoY
2022				
Rev	3666	1330	4996	57%
NOI	811	226	1037	65%
2021				
Rev	2194	984	3178	158%
NOI	410	141	551	1859%
2020				
Rev	855	378*	1233	(15%)
NOI	315	(275)*	40	(85%)
2019				
Rev	641	911	1552	
NOI	263	(1)	262	

** Government mandated closure of Tall Ship Windy in 2020 due to Covid.

Amphitrite Digital Incorporated

General By-Laws

Bringing Digital Technology to the Tour Activity Operator Industry.

Prepared By:

Scott A. Stawski
Chairman of the Board and Chief Revenue Officer
Phone 214.585.9585
Email scott@amphitritedigital.com
www.amphitritedigital.com

GENERAL BY-LAWS OF AMPHITRITE DIGITAL

TABLE OF CONTENTS

Contents

BY-

LAWSOF

AMPHITRITE DIGITAL

ARTICLE I
OFFICES

1.1.   **Registered Office**. The head office of the Corporation shall be in St. Thomas in the Territory of the United States Virgin Islands or elsewhere in the United States as may be determined from time to time by by-law of the Corporation pursuant to the applicable provisions of Chapter 1, Title 13, of the Virgin Islands Code, relating to Corporations and the regulations issued thereunder (the "Act").

1.2.   **Registered Agent**. Until changed by the Board of Directors, the registered agent of the Company shall be BOLTNAGI, PC (the "Registered Agent"), a corporation organized and existing under the laws of the Territory of the United States Virgin Islands with its head office located at Merchants Financial Center, 4068 Tutu Park Mall, Suite 202, St Thomas, United States Virgin Islands, 00802.

1.3.   **Other Offices**. The Corporation may also have offices at such other places, both within and without the Territory of the United States Virgin Islands, as the Board of Directors may from time to time determine or the business of the Corporation may require.

1.4.   **Corporate Seal**. The Corporation may have a seal, and such seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise. Any officer of the Corporation will have authority to affix the seal to any document requiring it. The corporate seal shall have inscribed thereon the name of Amphitrite Digital Incorporated referred here to as the "Corporation".

ARTICLE II
SHAREHOLDERS

2.1.   **Place of Meetings**. All meetings of the shareholders for the election of Directors will be held at such place, within or without the Territory of the United States Virgin Islands, as may be fixed from time totime by the Board of Directors. Meetings of shareholders for any other purpose may be held at such time and place, within or without the Territory of the United States Virgin Islands, as may be stated in the notice of the meeting or in a duly executed waiver of notice thereof. The Board of Directors may determine that any meeting may be held solely by means of remote communication in accordance with United States Virgin Islands law.

2.2.   **Fiscal Year and Time of Annual Meeting**. The fiscal year of the Corporation shall end on the last day of December in each year and the annual meeting of the Shareholders (the "Annual Meeting") shall be held in the United States Virgin Islands within the three months following in such place and at such time and date as shall be designated by the Board of Directors.

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The Board of Directors may resolve that a particular meeting of Shareholders be held outside the United States Virgin Islands from time to time.

   2.3.   **Annual Meeting**. At each Annual Meeting the Voting Members shall:
   (a) elect a Board of Directors as hereinafter set out;
   (b) shall receive the financial statements of the Corporation and the report of the auditors and appoint an auditor to audit the accounts of the Corporation to hold office until the next Annual Meeting;
   (c) receive other reports of the Officers and Directors of the Corporation as appropriate;
   (d) transact such other business as may properly be brought before the meeting.

   2.4.   **List of Shareholders**. Not later than the 11th day before the date of each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting, arranged in alphabetical order, with the address of and the number of voting shares registered in the name of each, will be prepared by the officer or agent having charge of the stock transfer books. Such list will be kept on file at the registered office of the Corporation for a period of ten (10) days prior to such meeting and will be subject to inspection by any shareholder at any time during usual business hours. Alternatively, the list of the shareholders may be kept on a reasonably accessible electronic network, if the information required to gain access to the list is provided with the notice of the meeting. This Section does not require the Corporation to include any electronic contact information of any shareholder on the list. If the Corporation elects to make the list available on an electronic network, the Corporation shall take reasonable steps to ensure that the information is available only to shareholders of the Corporation. Such list will be produced and kept open at the time and place of the meeting during the whole time thereof, and will be subject to the inspection of any shareholder who may be present. If the meeting is held by means of remote communication, the list must be open to the examination of any shareholder for the duration of the meeting on a reasonably accessible electronic network, and the information required to access the list must be provided to shareholders with the notice of the meeting. The original stock transfer books shall be prima facie evidence as to who are the shareholders entitled to examine such list or transfer book or to vote at any such meeting of shareholders.

   2.5.   **Special Meetings**. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by law, the Articles of Incorporation or these By-laws, may be called by the Chairman or the Board of Directors, or will be called by the President or Secretary at the request in writing of the holders of not less than fifty percent (50%) of all the shares issued, outstanding and entitled to vote. Such request will state the purpose or purposes of the proposed meeting. Business transacted at all special meetings will be confined to the purposes stated in the notice of the meeting unless all shareholders entitled to vote are present and consent.

   2.6.   **Notice**.   Written or printed notice stating the place, day and hour of any meeting of the shareholders the means of any remote communications by which shareholders may be considered present and may vote at the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, will be delivered not less than ten nor more than sixty days before the date of the meeting, either personally, by electronic transmission or by mail, by or at the direction of the President, the Secretary, or the officer or person calling the meeting, to each shareholder of record entitled to vote at the meeting. If mailed, such notice will be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

2.7. **Quorum**. With respect to any matter, the presence in person or by proxy of the holders of a majority of the shares entitled to vote on that matter will be necessary and sufficient to constitute a quorum for the transaction of business except as otherwise provided by law, the Articles of Incorporation or these By-laws. If, however, such quorum is not present or represented at any meeting of the shareholders, the shareholders entitled to vote there at, present in person or represented by proxy, will have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each shareholder of record entitled to vote at the meeting. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally notified.

2.8. **Voting**. When a quorum is present at any meeting of the Corporation's shareholders, the vote of the holders of a majority of the shares entitled to vote that are actually voted on any question brought before the meeting will be sufficient to decide such question; provided that if the question is one upon which, by express provision of law, the Articles of Incorporation or these By-laws, a different vote is required, such express provision shall govern and control the decision of such question.

2.9. **Method of Voting**. Each outstanding share of the Corporation's capital stock, regardless of class or series, will be entitled to one vote on each matter submitted to a vote at a meeting of shareholders, except to the extent that the voting rights of the shares of any class or series are limited or denied by the Articles of Incorporation, as amended from time to time. At any meeting of the shareholders, every shareholder having the right to vote will be entitled to vote in person or by proxy executed in writing by such shareholder and bearing a date not more than 11 months prior to such meeting, unless such instrument provides for a longer period. A telegram, telex, cablegram or similar transmission by the shareholder, or a photographic, photostatic, facsimile or similar reproduction of a writing executed by the shareholder, shall be treated as an execution in writing for purposes of the preceding sentence. Any electronic transmission must contain or be accompanied by information from which it can be determined that the transmission was authorized by the shareholder. Each proxy will be revocable unless expressly provided therein to be irrevocable and if, and only so long as, it is coupled with an interest sufficient in law to support an irrevocable power. Such proxy will be filed with the Secretary of the Corporation prior to or at the time of the meeting. Voting for directors will be in accordance with Article III of these By-laws. Voting on any question or in any election may be by voice vote or show of hands unless the presiding officer orders or any shareholder demands that voting be by written ballot.

2.10. **Record Date; Closing Transfer Books**. The Board of Directors may fix in advance a record date for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such record date to be not less than ten nor more than sixty days prior to such meeting, or the Board of Directors may close the stock transfer books for such purpose for a period of not less than ten nor more than sixty days prior to such meeting. In the absence of any action by the Board of Directors, the date upon which the notice of the meeting is mailed will be the record date.

2.11. **Action Without Meeting.**

(a) Any action required by law to be taken at a meeting of the shareholders, and/or any action that may be taken at a meeting of the shareholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.

(b) Every written consent of the shareholders shall bear the date of signature of each shareholder who signs the consent. No written consent shall be effective to take the action that is the subject of the consent unless, within sixty (60) days after the date of the earliest dated consent delivered to the Corporation as provided below, a consent or consents signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take the action that is the subject of the consent are delivered to the Corporation by delivery to its registered office, its principal place of business, or an officer or agent of the Corporation having custody of the books in which proceedings of meetings of the shareholders are recorded. Such delivery shall be made by hand or by certified or registered mail, return receipt requested, and in the case of delivery to the Corporation's principal place of business, shall be addressed to the President of the Corporation.

(c) A telegram, telex, cablegram or similar transmission by a shareholder, or a photographic, photostatic, facsimile or other similar reproduction of a writing signed by a shareholder, shall be regarded as signed by the shareholder for the purposes of this Section. A telegram, telex, cablegram, or other electronic transmission by a shareholder consenting to an action to be taken is considered to be written, signed, and dated for the purposes of this Section if the transmission sets forth or is delivered with information from which the Corporation can determine that the transmission was transmitted by the shareholder and the date on which the shareholder transmitted the transmission. The date of transmission is the date on which the consent was signed. Consent given by telegram, telex, cablegram, or other electronic transmission may not be considered delivered until the consent is reproduced in paper form and the paper form is delivered to the Corporation at its registered office in this state or its principal place of business, or to an officer or agent of the Corporation having custody of the book in which proceedings of shareholder meetings are recorded. Notwithstanding Subsection (b) of this Section, consent given by telegram, telex, cablegram, or other electronic transmission may be delivered to the principal place of business of the Corporation or to an officer or agent of the Corporation having custody of the book in which proceedings of shareholder meetings are recorded to the extent and in the manner provided by resolution of the Board of Directors of the Corporation. Any photographic, photostatic, facsimile, or similarly reliable reproduction of a consent in writing signed by a shareholder may be substituted or used instead of the original writing for any purpose for which the original writing could be used, if the reproduction is a complete reproduction of the entire original writing.

(d)   Prompt notice of the taking of any action by shareholders without a meeting by less than unanimous written consent shall be given to those shareholders who did not consent in writing to the action.

2.12.   **Telephone or Remote Communication Meetings**. Shareholders may participate in and hold a meeting by means of conference telephone or similar other means of remote communication equipment by means of which all persons participating in the meeting can communicate with each other. Participation in such a meeting shall constitute presence in person at the meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened if (i) the Corporation implements reasonable measures to verify that each person considered present and permitted to vote at the meeting by means of remote communication is a shareholder and (ii) the Corporation maintains a record of any shareholder vote or other action taken at the meeting by means of remote communication.

2.13.   **Error or Omission.**   No error or omission in giving notice of any members' meeting or any adjourned meeting thereof shall invalidate such meeting or make void any proceedings taken there at and any member may at any time waive notice of any such meeting and may ratify, approve and confirm any or all proceedings taken or had there at. For the purpose of sending notice to any member, Director or Officer for any meeting or otherwise, the address of the member, Director or Officer shall be his, her or its last address recorded on the books of the Corporation.

2.14.   **Rules**. The conduct of meetings shall be in accordance with Robert's Rules of Order.

ARTICLE III
BOARD OF DIRECTORS

3.1.   **Management**. The business and affairs of the Corporation will be managed by or under the direction of the Board of Directors, who may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law, the Articles of Incorporation or these By-laws directed or required to be exercised or done by the shareholders.

3.2.   **Determination of Number of Directors**. Notwithstanding any other provision of this By-law, the property and business of the Corporation shall be managed by a Board consisting of not less than six and not more than nine Directors comprising those Directors and Ex-Officio Directors referenced in this Article. Notwithstanding any other provision of this By-law, provided that the minimum number of such Directors exists following an Annual Meeting, a Board shall be deemed to have been constituted pursuant here to.

3.3.   **Qualification; Election; Term**. None of the Directors need be a shareholder of the Corporation or a resident of the Territory of the United States Virgin Islands. The Directors will be elected by plurality vote at the annual meeting of the shareholders, except as hereinafter provided. Each Company Officer will hold the position of Director until whichever of the following occurs first: his/her successor to the office is elected and qualified, his/her resignation, or his/her removal from office by the shareholders or his/her death. All non-Officer Directors will have a term of two years.

       3.4.   **Directors Re-Election**. Directors are eligible for re-election to the Board of Directors for a second, third, fourth and fifth term but, after five consecutive terms, must retire. This provision does not apply to Directors who also serve as Officers of the Corporation. Following one year's retirement, a Director, ineligible by virtue of this Article, shall again be eligible for re-election. The limitations imposed by Article 3.4 shall not apply to Directors appointed or elected pursuant to Article 3.5.

       3.5.   **Chairman Ex-officio Director**. Notwithstanding anything in Article 3.4 above, the Chairman upon completion of his or her elected term of office, shall become Immediate Past Chairman and Ex-officio Director for a term of one year. The Immediate Past Chairman shall be an Ex-officio Director, shall provide the Board and the Officers with the benefit of his or her advice when requested and shall perform such other duties as the Board may from time to time require. The Immediate Past Chairman shall hold such office and be an Ex-officio Director for a term of one year, provided that if an incumbent Chairman is re-elected, the incumbent Immediate Past Chairman shall hold such office and remain an Ex-officio Director for a further term of one year, and this process shall be repeated, if necessary.

       3.6.   **Vacation of Office**. Any vacancy occurring in the Board of Directors may be filled by an affirmative vote of at least a majority of the remaining Directors though less than a quorum of the Board of Directors. The office of Director shall be automatically vacated:

        a) upon written resignation delivered to the Secretary,
        b) if he or she is found to be a lunatic or becomes of unsound mind;
        c) if he or she becomes bankrupt or suspends payment or compounds with his or her creditors;
        d) if he or she is convicted of a felony or is found in violation of any rule or regulation of the Securities and Exchange Commission;
        e) if at a general meeting of Shareholders a resolution is passed by majority vote that he or she be removed from office with or without cause; or
        f) upon death.

       3.7.   **Vacancies to be Filled**. Any vacancy occurring in the Board of Directors by death, resignation, removal or otherwise may be filled by an affirmative vote of at least a majority of the remaining Directors though less than a quorum of the Board of Directors. A Director elected to fill a vacancy will be elected for the unexpired term of his/her predecessor in office. A directorship to be filled by reason of an increase in the number of Directors may be filled by the Board of Directors for a term of office only until the next election of one or more Directors by the shareholders.

       3.8.   **Place of Meetings**. Meetings of the Board of Directors, regular or special, may be held at such place within or without the Territory of the United States Virgin Islands as may be fixed from time to time by the Board of Directors.

       3.9.   **Annual Meeting**. The first meeting of each newly elected Board of Directors will be held without further notice immediately following the annual meeting of shareholders and at the same place, unless by unanimous consent, the Directors then elected and serving shall change such time or place.

3.10. **Regular Meetings**. Regular meetings of the Board of Directors may be held without notice at such time and place as is from time to time determined by resolution of the Board of Directors.

3.11. **Special Meetings**. Special meetings of the Board of Directors may be called by the Chairmans on oral or written notice to each Director, given either personally, by telephone, by telegram or by mail; special meetings will be called by President in like manner and on like notice or on the written request of at least two Directors. Except as may be otherwise expressly provided by law, the Articles of Incorporation,or these By-laws, neither the business to be transacted at, nor the purpose of, any special meeting need be specified in a notice or waiver of notice.

3.12. **Quorum**. At all meetings of the Board of Directors the presence of a majority of the number of Directors then in office will be necessary and sufficient to constitute a quorum for the transaction of business, and the affirmative vote of at least a majority of the Directors present at any meeting at which there is a quorum will be the act of the Board of Directors, except as may be otherwise specifically provided by law, the Articles of Incorporation or these By-laws. If a quorum is not present at any meeting of the Board of Directors, the Directors present there at may adjourn the meeting from time to time without notice other than announcement at the meeting, until a quorum is present.

3.13. **Interested Directors**. No contract or transaction between the Corporation and one or more of its Directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of the Corporation's Directors or officers are Directors or officers or have a financial interest, will be void or voidable solely for this reason, solely because the Director or officer is present at or participates in the meeting of the Board of Directors or committee thereof that authorizes the contract or transaction, or solely because his/her votes are counted for such purpose, if: (i) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum, (ii) the material facts as to his/her relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee that authorizes the contract or transaction.

3.14. **Committees**. The Board of Directors, by resolution adopted by a majority of the whole Board, may designate from among its members one or more committees, each of which shall be comprised of one or more of its members, and may designate one or more of its members as alternate members of any committee, who may, subject to any limitations imposed by the Board of Directors, replace absent or disqualified members at any meeting of that committee. Any such committee, to the extent provided in such resolution of the Board of Directors, shall have

9

and may exercise all of the authority of the Board of Directors in the business and affairs of the Corporation except where the action of the full Board of Directors is required or where the authority of such committee is limited by statute. The number of members on each committee may be increased or decreased from time to time by resolution of the Board of Directors. Any member of any committee may be removed from such committee at any time by resolution of the Board of Directors. Vacancies in the membership of a committee (whether by death, resignation, removal or otherwise) may be filled by resolution of the Board of Directors. The time, place and notice (if any) of meetings of any committee shall be determined by such committee. At meetings of any committee, a majority of the number of members of such committee shall constitute a quorum for the transaction of business, and the act of a majority of the members present at any meeting at which a quorum is present shall be the act of such committee, except as otherwise specifically provided by statute, the Articles of Incorporation, or these by-laws. If a quorum is not present at a meeting of any committee, the members present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present. Each committee shall keep regular minutes of its proceedings and report the same to the Board when required. The designation of any such committee of the Board of Directors and the delegation there to of authority shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed upon it or him by law.

3.15. **Action by Consent**. Any action required or permitted to be taken at any meeting of the Board of Directors or any committee of the Board of Directors may be taken without such a meeting if a consent or consents in writing, setting forth the action so taken, is signed by all the members of the Board of Directors or such committee, as the case may be. A telegram, telex, cablegram, or other electronic transmission by a director consenting to an action to be taken and transmitted by a director is considered written, signed, and dated for the purposes of this article if the transmission sets forth or is delivered with information from which the Corporation can determine that the transmission was transmitted by the director and the date on which the director transmitted the transmission. Such consent shall have the same force and effect as a unanimous vote at a meeting of the Board of Directors or the committee, as the case may be, duly called and held.

3.16. **Compensation of Directors**. Directors will receive such compensation for their services and reasonable reimbursement for their expenses as the Board of Directors, by resolution, may establish; provided that nothing herein contained will be construed to preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor. All direct out-of-pocket expenses by Officers and Directors will be reimbursed provided these fall within guidelines set out by the Board of Directors from time to time.

3.17. **Advisory Board**. Advisory Directors may be appointed by the Board of Directors to serve on such terms as the Board of Directors deems appropriate. No person shall serve as an Advisory Director without having first entered into an agreement with the Corporation satisfactory in form to the Board of Directors, evidenced by their written resolution, requiring that the Advisory Director (i) not use any such proprietary and/or confidential information to the detriment of the Corporation; and (ii) disclose any direct or indirect interest he or she may have in any proposed contract or transaction with the Corporation. Each Advisory Director shall be considered an independent contractor of the Corporation and shall have no liability or duty to the Corporation beyond that created by his or her agreement with the Corporation. Advisory Directors shall serve solely as consultants to the Board of Directors based on their business or technical expertise, and shall have no duties with respect to the management of the Corporation, nor any authority to bind the Corporation or act on its behalf.

ARTICLE IV
NOTICE

4.1.   **Form of Notice**. Whenever by law, the Articles of Incorporation or these By-laws, notice is to be given to any director, committee member or shareholder, and no provision is made as to how such notice is to be given, such notice may be given: (i) in writing, by mail, postage prepaid, addressed to such director, committee member or shareholder at such address as appears on the books of the Corporation or (ii) in any other method permitted by law. Any notice required or permitted to be given by mail will be deemed to be given at the time the same is deposited in the United States mail. Notice to directors, committee members or shareholders may also be given by nationally recognized overnight delivery or courier service, or telegram, and shall be deemed given when such notice shall be received by the proper recipient or, if earlier, (i) in the case of an overnight delivery or courier service, one (1) day after such notice is sent by such overnight delivery or courier service and (ii) in the case of telegraph, when deposited at a telegraph office for transmission and all appropriate fees therefor have been paid. On consent of a shareholder, director or committee member, notice from the Corporation may be given to the shareholder, director or committee member by electronic transmission. The shareholder, director or committee member may specify the form of electronic transmission to be used to communicate notice. The shareholder, director or committee member may revoke this consent by written notice to the Corporation. The consent is deemed to be revoked if the Corporation is unable to deliver by electronic transmission two consecutive notices, and the person responsible for delivering notice on behalf of the Corporation knows that delivery of these two electronic transmissions was unsuccessful. The inadvertent failure to treat the unsuccessful transmissions as a revocation of consent does not invalidate a meeting or other action. Notice by electronic transmission is deemed given when the notice is (i) transmitted to a facsimile number provided by the shareholder, director or committee member for the purpose of receiving notice; (ii) transmitted to an electronic mail address provided by the shareholder, director or committee member for the purpose of receiving notice; (iii) posted on an electronic network and a message is sent to the shareholder, director or committee member at the address provided by the shareholder, director or committee member for the purpose of alerting the shareholder, director or committee member of a posting; or (iv) communicated to the shareholder, director or committee member by any other form of electronic transmission consented to by the shareholder, director or committee member.

4.2.   **Waiver**. Whenever any notice is required to be given to any shareholder or Director of the Corporation as required by law, the Articles of Incorporation or these By-laws, a waiver thereof in writing signed by the person or persons entitled to such notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated in such notice, will be equivalent to the giving of such notice. Attendance of a shareholder or Director at a meeting will constitute a waiver of notice of such meeting, except where such shareholder or Director attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting has not been lawfully called or convened. The business to be transacted at a regular or special meeting of the shareholders, directors, or members of a committee of directors or the purpose of a meeting is not required to be specified in a written

11

waiver of notice or a waiver by electronic transmission unless required by the Articles of Incorporation.

ARTICLE V
OFFICERS AND AGENTS

5.1.   **In General**. The officers of the Corporation will be elected by the Board of Directors and will be a President, Treasurer and a Secretary. The Board of Directors may also elect a Chairman of the Board, Vice Chairman of the Board and Executive Vice Presidents. Any two or more offices may beheld by the same person. Unless otherwise agreed by the Board of Directors, each Officer of the Company will commit to spending his/her full time on the affairs of the Company.

5.2.   **Election**. The Board of Directors, at its first meeting after each annual meeting of shareholders, will elect the Officers, none of whom need be a member of the Board of Directors.

5.3.   **Other Officers and Agents**. The Board of Directors may also elect and appoint such other officers and agents as it deems necessary, who will be elected and appointed for such terms and will exercise such powers and perform such duties as may be determined from time to time by the Board.

5.4.   **Compensation**. The compensation of all officers and agents of the Corporation will be fixed by the Board of Directors or any committee of the Board, if so authorized by the Board.

5.5.   **Term of Office and Removal**. Each officer of the Corporation will hold office until his death, his resignation or removal from office, or the election and qualification of his successor, whichever occurs first. Any officer or agent elected or appointed by the Board of Directors may be removed at any time, for or without cause, by the affirmative vote of a majority of the entire Board of Directors, but such removal will not prejudice the contract rights, if any, of the person so removed. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

5.6.   **Employment and Other Contracts**. The Board of Directors may authorize any officer or officers or agent or agents to enter into any contract or execute and deliver any instrument in the name or on behalf of the Corporation, and such authority may be general or confined to specific instances. The Board of Directors may, when it believes the interest of the Corporation will best be served thereby, authorize executive employment contracts that will have terms no longer than ten years and contain such other terms and conditions as the Board of Directors deems appropriate. Nothing herein will limit the authority of the Board of Directors to authorize employment contracts for shorter terms.

5.7.   **Chairman of the Board of Directors**. If the Board of Directors has elected a Chairman of the Board, he or she will preside at all meetings of the shareholders and the Board of Directors. Except whereby law the signature of the President is required, the Chairman will have the same power as the President to sign all certificates, contracts and other instruments of the Corporation. During the absence or disability of the President, the Chairman will exercise the powers and perform the duties of the President.

5.8.   **President**. The President will be the chief executive officer of the Corporation and, subject to the control of the Board of Directors, will supervise and control all of the business and affairs of the Corporation. He/she will, in the absence of the Chairman of the Board, preside at all meetings of the shareholders and the Board of Directors. The President will have all powers and perform all duties incident to the office of President and will have such other powers and perform such other duties as the Board of Directors may from time to time prescribe.

5.9.   **Vice Presidents**. Each Vice President will have the usual and customary powers and perform the usual and customary duties incident to the office of Vice President, and will have such other powers and perform such other duties as the Board of Directors or any committee thereof may from time to time prescribe or as the President may from time to time delegate to him/her. In the absence or disability of the President and the Chairman of the Board, a Vice President designated by the Board of Directors, or in the absence of such designation the Vice Presidents in the order of their seniority in office, will exercise the powers and perform the duties of the President.

5.10.   **Secretary**. The Secretary will attend all meetings of the shareholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose. The Secretary will perform like duties for the Board of Directors and committees thereof when required. The Secretary will give, or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors. The Secretary will keep in safe custody the seal of the Corporation. The Secretary will be under the supervision of the President. The Secretary will have such other powers and perform such other duties as the Board of Directors may from time to time prescribe or as the President may from time to time delegate to him/her.

5.11.   **Treasurer**. The Treasurer will have responsibility for the receipt and disbursement of all corporate funds and securities, will keep full and accurate accounts of such receipts and disbursements, and will deposit or cause to be deposited all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer will render to the Directors whenever they may require it an account of the operating results and financial condition of the Corporation, and will have such other powers and perform such other duties as the Board of Directors may from time to time prescribe or as the President may from time to time delegate to him.

5.12.   **Officer Management and Control**. All decisions relating to the management and control of the business of the Company shall be determined by Officers of the Company, provided always that the following matters shall be determined by the Board of Directors:

(a) any capital expenditures greater than $500,000;
(b) any unbudgeted expenses greater than $500,000;
(c) any budgeted expenses greater than $1,000,000;
(d) the elections of officers of the Company;
(e) the payment of any cash dividends or stock dividends to Shareholders of the Company;
(f) the issuance of any unbudgeted debt obligations of the Company greater than $500,000;

(g) the disposal of the whole or any part of the business, undertaking, or assets of the Company outside the normal course of business of the Company

(h) the transfer of any un-issued shares of the Company;

(i) changes or variations in the objects or powers of the Company;

(j) the liquidation or winding up of the Company;

(k) the execution of any contract involving a consideration greater than $1,000,000 within the normal course of business;

(l) the guarantee by the Company of the debts or obligations of any other person, firm or body corporate greater than $500,000;

5.13. **Bonding**. The Corporation may secure a bond to protect the Corporation from loss in the event of defalcation by any of the officers, which bond may be in such form and amount and with such surety as the Board of Directors may deem appropriate.

ARTICLE VI
CERTIFICATES REPRESENTING SHARES

6.1. **Form of Certificates**. Certificates, in such form as may be determined by the Board of Directors, representing shares to which shareholders are entitled, will be delivered to each shareholder. Such certificates will be consecutively numbered and entered in the stock book of the Corporation as they are issued. Each certificate will state on the face thereof that the Corporation is organized under the laws of the Territory of the United States Virgin Islands, the holder's name, the number, class of shares, and the par value of such shares or a statement that such shares are without par value. They will be signed by the President or a Vice President and the Secretary, and may be sealed with the seal of the Corporation or a facsimile thereof. If any certificate is countersigned by a transfer agent, or an assistant transfer agent or registered by a registrar, either of which is other than the Corporation or an employee of the Corporation, the signatures of the Corporation's officers may be facsimiles. In case any officer or officers who have signed, or whose facsimile signature or signatures have been used on such certificate or certificates, ceases to be such officer or officers of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates have been delivered by the Corporation or its agents, such certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to be such officer or officers of the Corporation.

6.2. **Lost Certificates**. The Board of Directors may direct that a new certificate be issued in place of any certificate there tofore issued by the Corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost or destroyed. When authorizing such issue of a new certificate, the Board of Directors, in its discretion and as a condition precedent to the issuance thereof, may require the owner of such lost or destroyed certificate, or his legal representative, to advertise the same in such manner as it may require and/or to give the Corporation a bond, in such form, in such sum, and with such surety or sureties as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed. When a certificate has been lost, apparently destroyed or wrongfully taken, and the holder of record fails to notify the Corporation within a reasonable time after such holder has notice of it, and the Corporation registers a transfer of the shares represented by the certificate before receiving such notification, the holder of record is precluded from making any claim against the Corporation for the transfer of a new certificate.

6.3.   **Transfer of Shares**. Shares of stock will be transferable only on the books of the Corporation by the holder thereof in person or by such holder's duly authorized attorney. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate representing shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it will be the duty of the Corporation or the transfer agent of the Corporation to issue a new certificate to the person entitled there to, cancel the old certificate and record the transaction upon its books.

6.4.   **Registered Shareholders**. The Corporation will be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly, will not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it has express or other notice thereof, except as otherwise provided by law.


ARTICLE VII
GENERAL PROVISIONS


7.1.   **Banking**. There shall be kept, in such bank or banks (including trust companies) as may be determined by the Board of Directors, bank accounts of the Company in which shall be deposited all monies received by the Company in the course of carrying on business from time to time. All payments on account of the Company shall be made by checks drawn on the bank account and all checks, drafts or other instruments drawn and made for the purposes of the business of the Company shall be executed by such directors, officers or employees as may from time to time be authorized so to do by the Board of Directors. Authorized banking limits for withdrawals and payments will be established by the Treasurer except as follows:

(a) Withdrawals or Payments Exceeding $100,000 must be authorized by the Treasurer
(b) Withdrawals or Payments Exceeding $250,000 must be dually authorized by the Treasurer and the President
(c) Withdrawals or Payments Exceeding $500,000 must be authorized by the Treasurer and Chairman
(d) Withdrawals or Payments Exceeding $1,000,000 must be authorized by the Chairman and a non-Officer Director of the Company
(e) Notwithstanding the controls above, in the event that one individual holds permanently or temporarily two offices required for authorization, withdrawal and payment authorization will move to the next higher level of control

7.2.   **Dividends**. Dividends upon the outstanding shares of the Corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting. Dividends may be declared and paid in cash, in property, or in shares of the Corporation, subject to the provisions of the Articles of Incorporation. The Board of Directors may fix in advance a record date for the purpose of determining shareholders entitled to receive payment of any dividend, such record date to be not more than sixty days prior to the payment date of such dividend, or the Board of Directors may close the stock transfer books for such purpose for a period of not more than sixty days prior to the payment date of such dividend. In the absence of any action by the Board of Directors, the date upon which the Board of Directors adopts the resolution declaring such dividend will be the record date.

7.3.   **Reserves**.   There may be created by resolution of the Board of Directors out of the surplus of the Corporation such reserve or reserves as the Directors from time to time, in their discretion, deem proper to provide for contingencies, or to equalize dividends, or to repair or maintain any property of the Corporation, or for such other purpose as the Directors may deem beneficial to the Corporation, and the Directors may modify or abolish any such reserve in the manner in which it was created. Surplus of the Corporation to the extent so reserved will not be available for the payment of dividends or other distributions by the Corporation.

7.4.   **Telephone and Similar Meetings**. Shareholders, directors and committee members may participate in and hold meetings by means of conference telephone or similar communications equipment by which all persons participating in the meeting can hear each other. Participation in such a meeting will constitute presence in person at the meeting, except where a person participates in the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting had not been lawfully called or convened.

7.5.   **Books and Records**. The Corporation will keep correct and complete books and records of account and minutes of the proceedings of its shareholders and Board of Directors, and will keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its shareholders, giving the names and addresses of all shareholders and the number and class of the shares held by each.

7.6.   **Indemnification**. Every Director or Officer of the Corporation or other person who has undertaken or is about to undertake any liability on behalf of the Corporation or any company controlled by it and their heirs, executors and administrators, and estate and effects, respectively, shall from time to time and at all times, be indemnified and saved harmless out of the funds of the Corporation, from and against:

(a) all costs, charges, and expenses which such Director, Officer or other person sustains or incurs as a result of any action, suit or proceeding which is brought, commenced or prosecuted against him or her in respect of any act, deed, matter or thing whatsoever, made, done or permitted by him or her in or about the good faith execution of the duties of his or her office or in respect of any such liability except such costs, charges or expenses as are occasioned by his or her own willful neglect or default; and

(b) all other costs, charges, and expenses which he or she sustains or incurs in relation to the affairs thereof, except such costs, charges or expenses as are occasioned by his or her own willful neglect or default.

7.7.   **Insurance**. The Corporation may at the discretion of the Board of Directors purchase and maintain insurance on behalf of the Corporation and any person whom it has the power to indemnify pursuant to law, the Articles of Incorporation, these By-laws or otherwise.

7.8.   **Resignation**.   Any director, officer or agent may resign by giving written notice to the President or the Secretary. Such resignation will take effect at the time specified therein or immediately if no time is specified therein. Unless otherwise specified therein, the acceptance of such resignation will not be necessary to make it effective.

7.9.   **Amendment of By-laws**. These By-laws may be altered, amended or repealed at any meeting of the Board of Directors at which a quorum is present, by the affirmative vote of a majority of the Directors present at such meeting.

7.10.   **Invalid Provisions**. If any part of these By-laws is held invalid or inoperative for any reason, the remaining parts, so far as possible and reasonable, will be valid and operative.

7.11.   **Relation to Articles of Incorporation**. These By-laws are subject to, and governed by, the Articles of Incorporation.

IN WITNESS WHEREOF, the incorporators on behalf of the Company have approved and executed these By-laws on April 28, 2022.



_____   _____
Authorized Signature   Authorized Signature

Scott Stawski, Chairman   Hope Stawski, President_____
Print Name and Title   Print Name and Title

It is hereby certified by the undersigned that the foregoing Shareholders Agreement was duly passed by the Board of Directors of the above-named Company on the 2nd day of May 2022, in accordance with the Memorandum or By-Laws and Articles of Incorporation of the Company and the laws and by-laws governing the Company and that the said resolution has been duly recorded in the Minute Book and is in full force and effect.

_____
Patrick Mullett, Secretary

EXHIBIT G: ARTICLES OF INCORPORATION



THE UNITED STATES VIRGIN ISLANDS
OFFICE OF THE LIEUTENANT GOVERNOR

TREGENZA A. ROACH
Lieutenant Governor

Commissioner of Insurance
Chairman, V.I. Banking Board

April 01, 2022

Jenifer Smith
4608 Tutu Park Mall
Suite 202
St Thomas VI 00802
United States

AMPHITRITE DIGITAL INCORPORATED

Dear Sir/Madam:

I, TREGENZA A. ROACH, Lieutenant Governor for the United States Virgin Islands, do hereby certify that AMPHITRITE DIGITAL INCORPORATED a Domestic Profit Corporation, has filed a(n) Articles of Incorporation with this office and has fulfilled the applicable requirements set forth in law. By virtue of the authority vested in this office, I hereby issue this letter evidencing the filing is effective on the date shown below.

Business Identification Number: DP0118244
Registration Date: March 25, 2022

Your company's annual report is due by June 30 of next year and each consecutive year thereafter.

Thank you for being a valued member of the United States Virgin Islands business community. I wish you the best of luck in your future endeavors.

Sincerely,

Tregenza A. Roach
USVI Lieutenant Governor

Business Entity No. DP0118244



Government of
The United States Virgin Islands
-O-
Office of the Lieutenant Governor
Division of Corporations & Trademarks

CERTIFICATE OF FORMATION

To Whom These Presents Shall Come:

I, the undersigned Lieutenant Governor the United States Virgin Islands, do hereby certify that **AMPHITRITE DIGITAL INCORPORATED** a **Domestic Profit Corporation,** has filed a(n) **Articles of Incorporation** in the Office of the Lieutenant Governor the requisite documents to become a domestic business entity as set forth by the Virgin Islands Code, and the Rules and Regulations of this Office.

Wherefore, the persons who have duly executed the articles, and their successors, shall, from the date of the aforementioned filing, be a domestic business entity in fact and in law, known by the name stated in the formation documents, and by such name shall have succession for the time stated in such documents.

Registration Date: March 25, 2022



Witness my hand and the seal of the Government of the United States Virgin Islands, on this 1st day of April, 2022.

Tregenza A. Roach

Tregenza A. Roach
Lieutenant Governor
United States Virgin Islands



THE UNITED STATES VIRGIN ISLANDS

USVI Lieutenant Governor
Filed: March 25, 2022 01:57 PM
BID: DP0118244

Articles of Incorporation

AMPHITRITE DIGITAL INCORPORATED (DP0118244)

General Details

Handling Option	Standard Processing
Delayed Effective Date	
Entity Type	General For Profit Corporation

Proposed Corporate Name

Select a Reserved Name	No

AMPHITRITE DIGITAL INCORPORATED

Business Mailing Addresses

Principal Office or Place of Business	4608 Tutu Park Mall, Suite 202, St Thomas, United States Virgin Islands, 00802, United States
Mailing Address	Mailing Address is the same as the Physical Address

Business Details

Term	Perpetual
Nature of Business/Purpose	Other, Other
Additional Purpose Details:	Any lawful purpose
Number of Shareholders	15

Resident Agent in USVI

Resident Agent Type	Registered Business Entity
Entity Name	BOLTNAGI, PC
Business Identifier	564581
Physical Address	Merchants Financial Center, 4068 Tutu Park Mall, Suite 202, St Thomas, United States Virgin Islands, 00802, United States
Mailing Address	Mailing Address is the same as the Physical Address
Resident Agent Consent Form	Consent of Agent.pdf 03/17/2022 3:41 PM

Incorporators

Name	Pat MULLET
Status	Active
Physical Address	6501 Red Hook Plaza, 201-181, St Thomas, United States Virgin Islands, 00802, United States
Mailing Address	Mailing Address is the same as the Physical Address
This incorporator has agreed, under penalty of law, including criminal prosecution, to the facts contained in this application.	Yes

Name	Hope STAWSKI
Status	Active
Physical Address	5560 Oak Bend Trail, Prosper, Texas, 75078, United States
Mailing Address	Mailing Address is the same as the Physical Address
This incorporator has agreed, under penalty of law, including criminal prosecution, to the facts contained in this application.	Yes

Name	Scott STAWSKI
Status	Active
Physical Address	5560 Oak Bend Trail, Prosper, Texas, 75078, United States
Mailing Address	Mailing Address is the same as the Physical Address
This incorporator has agreed, under penalty of law, including criminal prosecution, to the facts contained in this application.	Yes

Directors/Officers

Name	Rob CHAPPLE
Status	Active
Physical Address	900 Mickleton Lane, Peachtree Cty, Georgia, 30269, United States
Mailing Address	Mailing Address is the same as the Physical Address
Position	Director
Term Expiration	Perpetual

Name	Michael KLAUS
Status	Active
Physical Address	16901 Carlson Street, Spring Lake, Michigan, 49456, United States
Mailing Address	Mailing Address is the same as the Physical Address
Position	Director
Term Expiration	Perpetual

Name	Bryan MASON
Status	Active
Physical Address	6501 Red Hook Plaza, 201-512, St Thomas, United States Virgin Islands, 00802, United States
Mailing Address	Mailing Address is the same as the Physical Address
Position	Director
Term Expiration	Perpetual

Name	Pat MULLET
Status	Active
Physical Address	6501 Red Hook Plaza, 201-181, Charlotte Amalie, United States Virgin Islands, 00802, United States
Mailing Address	Mailing Address is the same as the Physical Address
Position	Secretary
Term Expiration	Perpetual

Name	Hope STAWSKI
Status	Active
Physical Address	5560 Oak Bend Trail, Prosper, Texas, 75078, United States
Mailing Address	Mailing Address is the same as the Physical Address
Position	President
Term Expiration	Perpetual

Name	Scott STAWSKI
Status	Active
Physical Address	5560 Oak Bend Trail, Prosper, Texas, 75078, United States
Mailing Address	Mailing Address is the same as the Physical Address
Position	Treasurer
Term Expiration	Perpetual

Shares

Amount of Capital	15,000,000.00
Share Class	Common
Authorized Shares	15000000
Share Par Value	0.0100

Signature(s)

Name	Scott STAWSKI
Position	Incorporator
Date	03/17/2022
Name	Hope STAWSKI
Position	Incorporator
Date	03/23/2022
Name	Pat MULLETT
Position	Incorporator
Date	03/23/2022
I DECLARE, UNDER PENALTY OF PERJURY, UNDER THE LAWS OF THE UNITED STATES VIRGIN ISLANDS, THAT THIS OFFICER HAS AGREED BY RESOLUTION TO THE CHANGES MADE IN THIS APPLICATION.	Yes

Daytime Contact

Name	Mrs. Jenifer Smith
Telephone	(1) 340-774-2944
Email	tlynch@vilaw.com
I DECLARE, UNDER PENALTY OR PERJURY, UNDER THE LAWS OF THE UNITED STATES VIRGIN ISLANDS THAT ALL STATEMENTS CONTAINED IN THIS APPLICATION, AND ANY ACCOMPANYING DOCUMENTS, ARE TRUE AND CORRECT, WITH FULL KNOWLEDGE THAT ALL STATEMENTS MADE IN THIS APPLICATION ARE SUBJECT TO INVESTIGATION AND THAT ANY FALSE OR DISHONEST ANSWER TO ANY	Yes

QUESTION MAY BE
GROUNDS FOR DENIAL,
SUBSEQUENT REVOCATION
OF REGISTRATION, OR
OTHER FINES AND
PENALTIES PURSUANT TO
THE FRAUDULENT CLAIMS
STATUTE AS SET FORTH IN
14 V.I.C. § 843.

ARTICLES OF INCORPORATION

These Articles of Incorporation (the "Agreement") are made and effective April 1st, 2022,

BY:	**Scott Stawski and Hope Stawski** (the "Incorporator"), individuals and citizens of the United States of America residing at:
	5560 Oak Bend Trail, Prosper, TX 75078
AND:	**BOLTNAGI, PC** (the "Registered Agent"), a corporation organized and existing under the laws of the Territory of the United States Virgin Islands with its head office located at:
	Merchants Financial Center, 4068 Tutu Park Mall, Suite 202, St Thomas, United States Virgin Islands, 00802, United States

1. ARTICLES OF INCORPORATION OF AMPHITRITE DIGITAL

The undersigned subscriber to these Articles of Incorporation, a natural person competent to contract, hereby forms a corporation under the laws of the Territory of the United States Virgin Islands.

2. NAME

The name of the corporation shall be: Amphitrite Digital Incorporated.

3. NATURE OF BUSINESS

This corporation may engage in or transact any and all lawful activities or business permitted under the laws of the United States, the Territory of the United States Virgin Islands, or any other state, county, territory or nation.

4. CAPITAL STOCK

The maximum number of shares of stock that this corporation is authorized to have outstanding at any one time is 15,000,000 shares of common stock having a par value of $0.01 per share.

5. ADDRESS

The street address of the initial registered office of the corporation shall be: Merchants Financial Center, 4068 Tutu Park Mall, Suite 202, St Thomas, United States Virgin Islands, 00802 and the name of the initial Registered Agent for the corporation at that address is: BOLTNAGI PC.

6. SPECIAL PROVISIONS

The stock of this corporation is intended to qualify under the requirements of Chapter 1, Title 13, of the Virgin Islands Code, relating to Corporations and the regulations issued thereunder. Such actions as may be necessary shall be deemed to have been taken by the appropriate officers to accomplish this compliance.

7. TERM OF EXISTENCE

This corporation shall exist perpetually.

8. LIMITATION OF LIABILITY

Each director, stockholder and officer, in consideration for his services, shall, in the absence of fraud, be indemnified, whether then in office or not, for the reasonable cost and expenses incurred by him in connection with the defense of, or for advice concerning any claim asserted or proceeding brought against him by reason of his being or having been a director, stockholder or officer of the corporation or of any subsidiary of the corporation, whether or not wholly owned, to the maximum extent permitted by law. The foregoing right of indemnification shall be inclusive of any other rights to which any director, stockholder or officer may be entitled as a matter of law.

9. SELF DEALING

No contract or other transaction between the corporation and other corporations, in the absence of fraud, shall be affected or invalidated by the fact that any one or more of the directors of the corporation is or are interested in a contract or transaction, or are directors or officers of any other corporation, and any director or directors, individually or jointly, may be a party or parties to, or may be interested in such contract, act or transaction, or in any way connected with such person or person's firm or corporation, and each and every person who may become a director of the corporation is hereby relieved from any liability that might otherwise exist from this contracting with the corporation for the benefit of himself or any firm, association or corporation in which he may be in any way interested. Any director of the corporation may vote upon any transaction with the corporation without regard to the fact that he is also a director of such subsidiary or corporation.

This corporation shall have a minimum of three directors. The initial Board of Directors shall consist of:

Scott Stawski, Chairman of the Board, Chief Revenue Officer and Treasurer
Hope Stawski, Chief Executive Officer and President
Patrick Mullett, Executive Vice President of Operations and Secretary
Bryan Mason, Member Board of Directors
Rob Chapple, Member Board of Directors
Mike Klaus, Member Board of Directors

10. DESIGNATION OF AND ACCEPTANCE BY REGISTERED AGENT

The Registered Agent agrees and accepts service of process; to keep the office open during prescribed hours; to post my name (and any other officers of said corporation authorized to accept service of process at the above designated address) in some conspicuous place in the office as required by law.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

INCORPORATOR   REGISTERED AGENT

_____   _____
Authorized Signature   Authorized Signature

Scott Stawski, Chairman   _____
Print Name and Title   Print Name and Title

ACKNOWLEDGMENT

Territory of the United States Virgin Islands
St Thomas

On [DATE] before me, [NAME OF NOTARY], notary, personally appeared [NAME OF PERSON(S) INVOLVED], personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

Witness my hand and official seal.

Signature_____
            Notary

(*Seal*)